Filed Pursuant to Rule 253(g)(2)

Offering File No. 024-12826

PRELIMINARY OFFERING CIRCULAR DATED NOVEMBER 12, 2026

Timeplast, Inc.

1000 Belle Ave, Suite 1040
Winter Springs, FL 32708

www.timeplast.com

UP TO 6,088,457 SHARES OF COMMON STOCK(1), CONSISTING OF:

5,071,795 SHARES TO BE ISSUED FOR CASH CONSIDERATION AND 109,871 SHARES TO BE SOLD BY SELLING STOCKHOLDERS

AND

UP TO 906,791 SHARES TO BE ISSUED AS BONUS SHARES

We are offering, on a “best efforts” basis, a maximum of 6,088,457 shares of Common Stock, consisting of 5,071,795 shares offered by the Company for cash consideration of up to $25,003,949.35, up to 906,791 shares to be issued by the Company as “Bonus Shares” for no additional cash consideration to eligible investors, and 109,871 outstanding shares to be sold by the selling stockholders for up to $541,664.03. Eligible investors may receive Bonus Shares regardless of whether the cash shares they purchase are offered by the Company or by the selling stockholders. All Bonus Shares will be issued by the Company; the selling stockholders will not issue or surrender additional shares. All subscription funds, including funds attributable to shares sold by the selling stockholders, will be deposited into an account controlled by the Company. The Company will deduct the applicable broker commissions and other disclosed selling-stockholder expenses and remit the remaining net proceeds attributable to the selling-stockholder shares to the applicable selling stockholders. Except for the Processing Fee described below, amounts attributable to the purchase price of selling-stockholder shares will not be retained or used by the Company.

The minimum investment in this offering is 200 shares of Common Stock, or $986, plus the 3.0% Processing Fee, which equals $29.58.

Investors in this offering will be required to grant a proxy to vote their shares to the Company’s Chief Executive Officer, and while the proxy is in effect they will have no voting rights except those required by Delaware law.

The proxy is irrevocable and coupled with an interest. It survives an individual investor’s death, incompetency or disability and an entity investor’s merger or reorganization, and it authorizes the Chief Executive Officer to vote all of the investor’s shares, to give and receive notices and communications, to execute documents the Chief Executive Officer considers necessary or appropriate, and to take actions the Chief Executive Officer considers necessary or appropriate in exercising that authority. While the proxy is in effect, investors will not be able to vote their shares or influence the outcome of any matter submitted to a vote of stockholders, including the election or removal of directors; amendments to the Company’s certificate of incorporation or bylaws; mergers, acquisitions or sales of all or substantially all of the Company’s assets; issuances of equity securities; executive compensation and related-party matters; and any other matter requiring stockholder approval. The proxy terminates only upon a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock (other than a registration statement on Form S-8). See “Securities Being Offered — Common Stock — Proxy.”

	Price to Public(1)	Underwriting discount and Commissions(2)	Proceeds to issuer before expenses	Proceeds to other persons(5)
Price Per share	$4.9300	$0.2219	$4.7081	$4.7081
Processing Fee per share(3)	$0.1479	$0.0067	$0.1412	$–
Price per share plus Processing Fee	$5.0779	$0.2286	$4.8493	$4.7081
Total Maximum with Processing Fee(4)	$26,311,981.78	$1,184,039.18	$24,610,653.45	$517,289.15
Total Maximum Including Value of Bonus Shares and Processing Fee(4)	$30,782,461.41	$1,184,039.18	$29,081,133.08	$517,289.15

(1)	The Company is offering up to 5,071,795 shares of Common Stock directly to investors for up to $25,003,949.35, not including the Processing Fee, plus up to 906,791 additional shares of Common Stock that may be issued by the Company as Bonus Shares to eligible investors for no additional consideration. In addition, 109,871 outstanding shares of Common Stock are being offered by the selling stockholders for up to $541,664.03, not including the Processing Fee. Eligible investors may receive Bonus Shares regardless of whether their purchased cash shares are offered by the Company or by the selling stockholders. All subscription funds will initially be deposited into an account controlled by the Company. The Company will deduct applicable broker commissions and other disclosed selling-stockholder expenses and remit the remaining net proceeds attributable to the selling-stockholder shares to the applicable selling stockholders. Except for the Processing Fee, the Company will receive those amounts solely to facilitate settlement and will not retain or use them as Company proceeds. See “Plan of Distribution and Selling Securityholders.”

(2)	The Company has engaged DealMaker Securities LLC, member FINRA/SIPC (the “Broker” or “Dealmaker Securities”), as broker-dealer of record, to perform broker-dealer administrative and compliance related functions in connection with this offering. The Broker does not purchase any securities from the issuer with a view to sell those for the issuer as part of the distribution of the security. The Broker and its affiliates receive compensation in the form of a one-time payment of $17,500 and monthly payments of $10,000 for three months ($30,000) for accountable expenses. Once the Offering commences, the Broker receives a monthly fee of $10,000 (up to a maximum of $90,000) as an account management fee, plus a media management budgeted fee of $471,316.63 for media management services as may be authorized by the Company on a case by case basis. Once the Commission has qualified the Offering Statement and this offering commences, the Broker will receive an additional cash commission, as reflected in the chart above, equal to 4.5% of the cash amount raised in the offering, including commissions calculated on the Processing Fee. Neither the Broker nor its affiliates are charging compensation on Bonus Shares that are issued. In addition, the Company will reimburse the Broker for filing fees charged by FINRA in connection with the Offering. See “Plan of Distribution and Selling Security Holders” for more details. In the case of a fully subscribed offering, the maximum amount the Company and selling stockholders would pay DealMaker Securities and its affiliates is $1,792,855.81, including $471,316.63 in potential media management services as may be authorized by the Company on a case by case basis. To the extent that the Company’s officers and directors make any communications in connection with the Offering they intend to conduct such efforts in accordance with an exemption from registration contained in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, none of them is required to register as a broker-dealer.

(3)

Investors will be required to pay a Processing Fee to the Company at the time of the subscription to help offset transaction costs equal to 3.0% of the subscription price per Share (the “Processing Fee”). This fee is intended to offset transaction costs and is counted towards the amount the Company is seeking to raise under Regulation A as well as the limit each investor may invest pursuant to Regulation A. The Broker will receive commissions on the Processing Fee. See Plan of Distribution and Selling Securityholders” for additional discussion of this Processing Fee.

(4)

While the Company will not receive any additional consideration for the Bonus Shares issued as part of this Offering, pursuant to Rule 251(a), the total value of the Offering, as reflected here and in Part I of the Offering Statement of which this Offering Circular is a part, is $30,782,461.41. This amount consists of $25,003,949.35 in gross proceeds attributable to the 5,071,795 cash shares offered by the Company, $541,664.03 in gross proceeds attributable to the 109,871 shares offered by the selling stockholders, $766,368.40 in aggregate Processing Fees, and $4,470,479.63 representing the value of the 906,791 Bonus Shares at the $4.93 offering price. All subscription funds will initially be deposited into an account controlled by the Company, but the Company will not retain or use the portion attributable to the purchase price of selling-stockholder shares. This full amount of $30,782,461.41 counts toward the annual $75 million offering limit under Rule 251(a)(2).

(5)	For allocation purposes, subscriptions will first be fulfilled with the 5,071,795 cash shares offered by the Company. After all of those shares have been sold, subsequent cash-share purchases will be allocated among the selling stockholders on a pro rata basis. The source of the cash shares purchased will not affect an investor’s eligibility for Bonus Shares. Following each applicable closing, the Company and its transfer agent will reconcile the allocation of cash shares between the Company and the selling stockholders. All subscription funds will initially be deposited into an account controlled by the Company, and the Company will remit the net proceeds attributable to selling-stockholder shares to the applicable selling stockholders. As a result of this allocation sequence, at no point will selling-stockholder sales exceed 30% of the aggregate offering price. See “Plan of Distribution and Selling Securityholders.”

The Company expects that the amount of other expenses of the offering that it will pay in addition to the fees payable to Dealmaker and its affiliates set forth in Note 2 above, will be approximately $146,750, not including commissions or filing fees.

Investors in shares of Common Stock in this offering will be required to grant a proxy to vote their shares to the Company’s Chief Executive Officer. See “Risk Factors” and “Securities Being Offered–Common Stock–Proxy.” This means voting control of the Company will remain in the hands of the Company’s Chief Executive Officer.

BONUS SHARES ARE AVAILABLE TO INVESTORS BASED ON THE CRITERIA DISCUSSED BELOW UNDER “PLAN OF DISTRIBUTION and selling securityholders.” INVESTORS WILL PAY FULL PRICE FOR THEIR SECURITIES, AND IF ELIGIBLE, MAY RECEIVE BONUS SHARES EQUAL TO AN AMOUNT THAT IS UP TO 17.5% OF THE NUMBER OF SHARES PURCHASED. THOSE INVESTORS NOT ELIGIBLE FOR ANY BONUS SHARES OR THE MAXIMUM VALUE OF BONUS SHARES WILL EXPERIENCE SIGNIFICANT DILUTION COMPARED TO INVESTORS RECEIVING 17.5% BONUS SHARES AND WILL RESULT IN INVESTORS PAYING DIFFERENT AMOUNTS FOR THEIR SHARES DEPENDENT ON HOW MANY BONUS SHARES THEY RECEIVE. THE NUMBER OF BONUS SHARES WILL EFFECTIVELY ACT AS A DISCOUNT TO THE PRICE AT WHICH THE COMPANY IS OFFERING ITS STOCK, SUCH THAT AN INVESTOR WHO RECEIVES THE MAXIMUM NUMBER OF BONUS SHARES OF 17.5% WILL PAY AN EFFECTIVE PER SHARE PRICE OF $4.1957 RATHER THAN $4.93 ($4.3216 RATHER THAN $5.0779 INCLUDING THE PROCESSING FEE).

Amount-based Bonus Shares are cumulative across an investor’s investments, and an investor’s Bonus Share entitlement will be determined when each investment commitment is accepted, based on the tiers then in effect and the investor’s aggregate qualifying investments at that time. Bonus Share eligibility applies to all cash shares purchased in this Offering, regardless of whether those shares are offered by the Company or by the selling stockholders. All Bonus Shares will be issued by the Company; the selling stockholders will not issue or surrender additional shares. Bonus Shares will be issued at the closing at which the related cash shares are issued or transferred. No fractional Bonus Shares will be issued, and each Bonus Share entitlement will be rounded down to the nearest whole share. The Broker’s platform will track each investor’s aggregate cash purchases and Bonus Share entitlement without regard to the source of the cash shares. The Company will reserve each accepted investor’s Bonus Shares against the maximum of 906,791 Bonus Shares qualified in this Offering and will not accept, or will accept only in part, a subscription that would cause the Offering to exceed either 906,791 Bonus Shares or 6,088,457 total securities. The Company and its transfer agent will separately reconcile the source allocation of the cash shares following each applicable closing. Because the source of the purchased cash shares does not affect Bonus Share eligibility, no separate notice regarding the transition from Company shares to selling-stockholder shares is required for purposes of determining Bonus Share eligibility.

The offering will terminate at the earlier of the date at which the maximum offering amount has been sold and the date at which the offering is earlier terminated by the Company in its sole discretion. At least every 12 months after this Offering has been qualified by the United States Securities and Exchange Commission, the Company will file a post-qualification amendment to include the Company’s recent financial statements. The Offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions.

This Offering does not have a minimum offering amount. The Company will not utilize a third-party escrow account for this offering, and all funds tendered by investors will be held in a segregated account until investor subscriptions are accepted by the Company and reviewed by DealMaker Securities. Once investor subscriptions are accepted by the Company and reviewed by DealMaker Securities, funds will be deposited into an account controlled by the Company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, THE COMPANY ENCOURAGES YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, THE COMPANY ENCOURAGES YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 3.

Sales of these securities commenced on approximately November 10, 2026 following notice from the SEC that the offering was qualified on that date.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that the Company becomes a reporting company under the Securities Exchange Act of 1934, the Company intends to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary -- Implications of Being an Emerging Growth Company.”

In this Offering Circular, the term “Timeplast” or “the Company” refers to Timeplast, Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

The Company is not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because it is not registering its securities under the Exchange Act. Rather, it will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to the Company’s business operations for the preceding three fiscal years, or, if in existence for less than three years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

●	semi-annual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

●	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which this offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, the Company may immediately suspend the Company’s ongoing reporting obligations under Regulation A.

 i

If and when the Company becomes subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.235 billion in total annual gross revenues during its last fiscal year, it will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company it:

●	will not be required to obtain an auditor attestation on its internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing its compensation principles, objectives and elements and analyzing how those elements fit with its principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from its shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

The Company intends to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. The Company’s election to use the phase-in periods may make it difficult to compare its financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, the Company may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after the Company’s initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time should it no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that the Company would cease to be an “emerging growth company” if the Company has more than $1.235 billion in annual revenues, has more than $700 million in market value of its common stock held by non-affiliates, or issues more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to the Company due to the fact that it may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are generally not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

 ii

SUMMARY

This Offering Circular Summary highlights information contained elsewhere and does not contain all of the information that you should consider in making your investment decision. Before investing in the Company’s Common Stock, you should carefully read this entire Offering Circular, including the Company’s financial statements and related notes. You should also consider, among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company

Timeplast® aims to be a pioneering chemical technology company that specializes in dynamic depolymerization and copolymerization processes. Our business model is focused on the development of innovative polymer chains that exhibit unique properties, aiming to displace conventional plastics, metals, paper, and glass in various applications. We have developed a proprietary thermoplastic material that we believe is compatible with existing plastic manufacturing equipment, facilitating the production of a diverse range of consumer products.

We develop and manufacture pelletized resins and over 97 filaments with numerous properties for 3D printing, many of which are available for purchase from us directly, including through our e-commerce platform. Timeplast Raw (our pelletized resin) is currently in its 17th iteration, and Timeplast Plus, a calcium carbonate-based raw resin, is in its 3rd iteration. These are base resin materials that can be used across multiple manufacturing processes and applications, including film extrusion, cutlery, injection molding, blown products, and other conventional plastic processing methods. Through our monthly filament development agreement with String Cubed, we make available for sale our TimeMass filaments with a broader range of filament compositions to showcase the breadth possibilities for 3D printing. These TimeMass filaments are primarily sold on a monthly subscription basis with a newly developed filament delivered monthly to subscription customers. None of our products is intended, marketed, or approved for food-contact use, human consumption, or animal consumption at this time. References to cutlery and similar items describe potential manufacturing form factors only and should not be understood to mean that our products have been tested or approved for contact with food; any food-contact application would require product-specific testing and regulatory approval before commercialization.

We have also developed, patented and trademarked a depolymerization reactor named Pabyss®, designed to fully depolymerize our materials. We believe that this reactor enables us to offer a comprehensive solution to plastic pollution, emphasizing our commitment to sustainability and innovation in materials science. In collaboration with String Cubed, Inc. (String Cubed”), a company owned by our founder and Chief Executive Officer, we are also developing a voice-driven, AI-powered 3D printer capable of creating objects using our proprietary polymer material.

Initially, we developed, manufactured and marketed our products through our website online store. This direct sales approach allowed us to sell directly to consumers and businesses and manufacture products to meet demand. As our products have been further refined and our product portfolio has expanded, we have determined to focus our business on our core research and development efforts to continue grow our product portfolio, primarily through our monthly filament development agreement with String Cubed. At the same time, we plan on building our sales and marketing team to focus on establishing licensing arrangements with commercial customers. We plan to offer to license our manufacturing processes and know how paired with sales of our resin and filaments. We believe this will be a more direct and effective path to gain market traction and eventually a broader market adoption of our technology as a replacement for traditional plastic usage. In light of the longer lead time needed to establish licensing relationships, we believe that our near terms focus on expanding the breadth of our filament portfolio and showcasing the potential for creation and disintegration through our Manifester and Pabyss, respectively, will help generate market awareness and interest in our products and technology that will aid in our efforts to establish licensing relationships.

The Current Offering

Securities offered by the Company	Maximum of 5,071,795 shares of Common Stock, plus up to 906,791 additional shares of Common Stock eligible to be issued as Bonus Shares for no additional consideration to eligible investors. Eligible investors may receive Bonus Shares regardless of whether the related cash shares are offered by the Company or by the selling stockholders.

Securities offered by Selling Stockholders	Maximum of 109,871 shares of Common Stock

Minimum investment amount	The minimum investment in this offering is 200 shares of Common Stock, or $986, plus the 3.0% Processing Fee, which equals $29.58.

Common Stock outstanding before the offering	48,157,467 shares

Common Stock outstanding after the offering	54,136,053 shares, assuming the sale of all 5,071,795 cash shares offered by the Company and the issuance of all 906,791 Bonus Shares available to investors in this Offering. The 109,871 shares offered by the selling stockholders are already outstanding and therefore are not added again in calculating the post-offering shares outstanding..

Use of proceeds	The net proceeds of this offering will be primarily used for research and development, scaling our operations and marketing, payroll and working capital needs. See “Use of Proceeds.”

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The Company has a limited operating history upon which you can evaluate its performance, and has not yet generated profits and has received limited revenues to date. Accordingly, the Company’s prospects must be considered in light of the risks that any company in early stages of development encounters. Timeplast was originally formed in December 2013. Timeplast has incurred a net loss and has had limited revenues generated since inception. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its technology and products. The Company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

There is substantial doubt about the Company’s ability to continue as a going concern. Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the eight months ended August 31, 2026, we incurred a net loss of $1,222,892 and used $1,273,054 of cash in operating activities. As of August 31, 2026, we had cash of $152,169 and an accumulated deficit of $8,264,574. These conditions raise substantial doubt about our ability to continue as a going concern within one year after the date the interim financial statements were available to be issued. In September 2026, management implemented cost reductions intended to lower monthly cash expenditures to approximately $50,000, including pausing paid digital-marketing programs, reducing contract and administrative staff, suspending raw-material and equipment purchases, and capping legal and discretionary spending. Even at that reduced spending level, we are dependent on proceeds from this Offering, which has no minimum offering amount, and on growth in revenue to continue operations. There can be no assurance that we will raise sufficient capital on acceptable terms. If we are unable to do so, we may be required to further reduce or cease operations, which could result in a complete loss of an investor’s investment.

We recently entered into a settlement with certain stockholders that required us to adopt a number of governance provisions that may restrict or delay our ability to take actions to benefit our Company. In 2023, the Company initiated an offering under Regulation Crowdfunding. As part of that offering, we received consents from the Board of Directors to initiate the offering in which we sold securities authorized by the Company. Stockholders representing 20.4% of the outstanding common stock of the Company, including the Eduardo Roberto Lacasa Irrevocable Family Trust, a significant stockholder, asserted the claim that the inclusion of the voting proxy was not authorized and that the Form C failed to accurate describe the securities sold. As part of the settlement of that claim, we amended our Bylaws and agreed to elect agreed upon directors once financially feasible. These Bylaws agreed as part of the settlement:

•	Name specific persons to be added to our Board once economically feasible,

•	Place significant limitations on the ability of our CEO to hire and compensate employees,

•	Require our Board to determine that certain related party transaction are fair and reasonable to the Company, which could expose us to increased litigation risk, and

•	operate within a Board-approved budget, with limits on annual increases if not so approved.

These provisions impose significant procedural and governance obligation on our management, which may be difficult to meet with our limited team, which potentially exposes us and our officers and directors to liability for failure to comply. That potential liability may make it difficult for us to attract persons willing to serve as executive officers or directors. Complying with such provisions may require our management to expend resources on these procedural and governance matters, diverting attention and time from our core business and operations. In addition, we may face delay our ability to act upon positive opportunities for our business or to respond to problems in a timely manner, which could harm our brand and reputation. See “Securities Being Offered – Provisions of Note in the Company’s Subscription Agreement and Bylaws” for a more detailed discussion of these provisions.

The claim underlying this settlement agreement also raises the issue of whether the inclusion of the voting proxy in that offering invalidates the full approval of the Form C, or not, as well as whether its inclusion constitutes a material misstatement, and therefore gives rise to a right of rescission. While we believe our 2023 Regulation Crowdfunding offering and the proxy were approved and conducted in a legally compliant fashion, if other stockholders or any government authority were to prevail in a similar claim, it may require the rescission of shares issued in the Regulation Crowdfunding offering, thereby diverting funds and other resources necessary for the operation of the Company to unwind those share purchases. Furthermore, we included a similar proxy in our 2024-2025 Regulation Crowdfunding offering as well as this Offering and we may face further challenges to the validity of these proxies or other aspects of our governance.

The Company anticipates sustaining continued operating losses. It is anticipated that the Company will continue to sustain operating losses. Timeplast’s ability to become profitable depends on success in licensing and selling of products. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the Company is successful. Furthermore, the Company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that the Company will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

The loss of our Chief Executive Officer and founder or our failure to attract and retain other highly qualified personnel in the future could harm our business. To be successful, the Company requires capable people to run its day to day operations. Manuel Rendon currently serves as the Company’s Chief Executive Officer, Chief Technology Officer, and sole director. The loss of Mr. Rendon would be detrimental to the company. Mr. Rendon also is a serial inventor and entrepreneur and devotes time to his other entities. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our Chief Executive Officer is a serial inventor and entrepreneur. Our Chief Executive Officer and founder is an inventor and has come up with several ideas, for one of which he recently founded a separate company, String Cubed. To the extent he pursues those ideas, he may have less time to the devote to our Company. To the extent he has those time constraints and cannot provide services as needed to the Company, and the Company is unable to find additional personnel to complete his duties, it may have an adverse impact on your investment.

In addition, the Company has entered into, and may in the future enter into, commercial or other agreements with entities owned and/or controlled by our Chief Executive Officer. Although we believe that the terms of these arrangements are fair and reasonable to the Company, such arrangements present inherent conflicts of interest, as our Chief Executive Officer may have incentives that differ from or conflict with the interests of the Company and its investors. See “Interests of Management and Others in Certain Transactions” with respect to the String Cubed agreement.

These conflicts of interest could influence, or appear to influence, business decisions, including decisions regarding the allocation of time and resources, the negotiation and performance of related-party agreements, and the pursuit of corporate opportunities. There can be no assurance that these conflicts will be resolved in a manner favorable to the Company or its investors, and any failure to manage these conflicts appropriately could have a material adverse effect on our business, financial condition, and results of operations.

Our Manifester program and our TimeMass filament line depend on technologies licensed from String Cubed and on String Cubed’s continued performance, and String Cubed is controlled by our Chief Executive Officer. Under the Master Agreement, effective as of August 4, 2026, String Cubed has granted us an exclusive, perpetual, worldwide license to all Manifester-related technologies, has covenanted not to license those technologies to any other company, and will serve as the exclusive manufacturer of Manifester hardware. As a result, our Manifester program depends on String Cubed’s ability to complete development and to manufacture hardware, and we have no right to engage an alternative developer or manufacturer for those technologies. Our TimeMass filament products, including sales under our monthly subscription offering launched in July 2025, have represented substantially all of our revenues, and String Cubed may discontinue the monthly filament development arrangement on 30 days’ written notice, which would impair our ability to deliver new monthly filament formulations to subscribers and would have a material adverse effect on our financial performance, financial condition and prospects. The Master Agreement is perpetual and may not be terminated by either party for convenience or for breach; if String Cubed fails to perform, our remedies are limited to damages and injunctive relief, and the licensed technologies would revert to us only upon a bankruptcy event of String Cubed. Because String Cubed is wholly owned and controlled by our Chief Executive Officer, these arrangements are related-party transactions that were not negotiated at arm’s length and involve the conflicts of interest described under “Interest of Management and Others in Certain Transactions.”

Public perception is important in equity crowdfunding, potentially making Timeplast susceptible to negative postings, and false allegations about the Company. As a company raising money from the crowd, Timeplast’s funding is highly dependent on its public perception both from those unrelated to the Company as well as those who have had a relationship with the Company, including prior employees. To the extent the company becomes the target of a negative PR campaign from one or more individuals, the negative publicity may have an adverse impact on the Company, its fundraising and has the potential to distract management’s attention from the Company’s business.

If the Company cannot raise sufficient funds, it will not succeed. Timeplast is offering Common Stock in this Offering on a best-efforts basis and may not raise the complete amount. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise a substantially lesser amount than the maximum amount in the Offering, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

Future fundraising may affect the rights of investors. In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

The Company faces significant market competition. The Company competes with larger, established companies who currently have products and technologies on the market and/or various respective product development programs that compete with the Company, including companies in both the non-soluble space, and the water-soluble space. They may have much better financial means and marketing/sales and human resources than Timeplast. They may succeed in marketing inferior products, developing and marketing competing equivalent products earlier than Timeplast, or superior products than those developed by the Company. There can be no assurance that competitors will render the Company’s technology or products obsolete or that the products developed by the Company will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have recently established a manufacturing facility but have limited experience manufacturing our products at commercial scale and we cannot assure you that we will be able to continue manufacturing our products in compliance with regulations at a cost or in quantities necessary to make them profitable. The Company expects to also rely on a contract manufacturers, or “CMs”, for the manufacture of its products as its production expands. If our facility, or our CMs’ facilities, were damaged or destroyed, or otherwise subject to disruption, it would require substantial lead-time to replace our manufacturing capabilities. In such event, we would be forced to identify and rely entirely on alternative third-party contract manufacturers for an indefinite period of time. Any disruptions or delays at manufacturing facilities or their failure to meet regulatory compliance would impair our ability to produce and sell products, which would adversely affect our business and results of operations.

We anticipate that we will depend on revenue generated from licensing our technology to third parties or from a limited number of product sales, and in the foreseeable future will be significantly dependent on a limited number of license customers or products. We expect to rely on licensing fees and, to a lesser extent, sales of products among other sources of financing, for the capital that will be required to develop and commercialize subsequent products and intellectual property. To the extent that there are issues licensing our technology or producing products, or our technology is not well-received by the market for any reason, our revenue and cash flow would be adversely affected, we may need to seek additional financing earlier than we expect, and such financing may not be available to us on commercially reasonable terms, or at all.

Some of our products are still in prototype phase and might never be operational products. It is possible that some of our products, such as our Manifester, may never be operational or that those products may never be used in the market. It is possible that the failure to release those products is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties. Delays or cost overruns in the development of new technology advancements or products and failure to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Our resin is experimental. The Company has developed and patented an innovative working prototype of its resin, which is used to create its products; however; it should be seen as experimental and not a final product. It is fully-functional, but we are continuing to experiment with it and update it accordingly. The economic market outcomes of this resin may be monumentally and positively big, or it could be nonexistent or not successful. It will be appropriately deemed experimental until we have many more long-term studies.

We have not completed comprehensive toxicity testing of our products, and additional testing is required. The Company has not yet completed a comprehensive toxicological assessment of its finished products. To date, the Company has completed certain physical-property and targeted chemical analyses. An independent laboratory analysis performed in March 2021 under ASTM E1148 reported that the sample tested was 88.13% water-soluble at room temperature and that the remaining 11.87% was water-swellable; that analysis measured physical behavior in water and was not a toxicology study. A separate independent targeted analysis of six samples for 40 specified PFAS analytes, performed using a modified ASTM D7979-19 method, reported that the targeted analytes were not detected above the applicable reporting limits in the samples tested; that analysis does not establish that our materials are free of all PFAS or other substances, and the testing laboratory noted that the modified method had not been validated at its facility and flagged matrix interference affecting certain internal-standard results. Earlier screening also indicated trace amounts of fossil-based substances in low proportions. The Company intends to engage a qualified independent laboratory or toxicologist to define its next testing protocol within 90 days after the initial closing of this Offering, and to complete an initial round of targeted toxicological and/or ecotoxicological testing within 12 months after that initial closing, subject to available funding. Until such testing is completed, we cannot assure you that our products will not present health, safety or environmental risks, and adverse results from future testing could materially harm our business, financial condition and prospects. As used above, “water-swellable” means that the portion so described absorbed water and entered a swollen state without progressing to measurable dissolution under the conditions and duration of the test; it does not mean that the portion was shown to be permanently water-insoluble. See “Water Solubility Testing” in the description of our business for a fuller explanation.

Claims concerning the environmental characteristics and performance of our products may not be validated or accepted by regulators, customers or independent testing organizations. Our business and marketing strategy depends substantially on claims concerning the performance, water solubility, degradability, depolymerization, environmental benefits and potential applications of our materials and related technologies. Certain products and proposed applications remain experimental or in development, and the performance of our materials may vary depending on formulation, manufacturing conditions, storage, use, disposal method and the environment in which degradation or depolymerization is expected to occur. Testing conducted by us or third parties may not reproduce the results we expect, and regulatory authorities, customers, certification bodies or other parties may disagree with or challenge our characterization of a product’s performance or environmental benefits. We may be required to conduct additional testing, modify our products or marketing claims, obtain certifications or approvals, or discontinue particular claims or applications. A failure to substantiate our claims, obtain required certifications or satisfy applicable environmental, consumer-protection, advertising, product-safety or similar requirements could delay commercialization, result in regulatory inquiries or claims, require product or marketing changes, and harm our reputation, business and results of operations.

We are dependent on raw materials and disruptions in the supply chain could harm our business. Our manufacturing operations require the adequate supply of quality raw materials in a timely manner. We rely on a global shipping network to transport our materials. Our products are made mostly from common and widely-available materials, such as alcohol, cellulose, and vinegar. However, the pricing and availability of certain polymers that we use in creating our resins are impacted more directly by global supply chain disruptions. Geopolitical tensions in the Middle East have dramatically affected global supply chains, disrupting shipping routes and putting pressure on regional petrochemical infrastructure. Even though many of the Company’s suppliers of key materials are located in Asia and, in particular, China; the disruption in the Middle East has resulted in rapid price increases, tightening market availability and significant market uncertainty. Due to our relatively modest order quantities, we generally purchase our key materials at higher prices. Unlike our larger competitors and plastics manufacturers that are facing the same pricing increases, we may not be able to absorb pricing spikes, even if temporary, which could put us as a greater competitive disadvantage and slow market adoption of our alternative to plastic. Additionally, if there are shortages of available supply, we may not be able to source key supplies in the quantities that we require to satisfy product demand, or at all, which could damage our brand and reputation, as well as our financial performance and prospects. While we may explore alternatives, including considering the feasibility of our establishing our own polymerization reactor for our polymer needs, there is no assurance that we would be able to do so in a timely manner, or at all.

Supply chain disruptions, whether resulting from tensions in the Middle East or as a result of pandemics or other broad based labor shortages or transportations disruptions, may also impact the pricing and availability of even our common and widely-available raw materials. Unlike larger companies with greater resources, our business may not be able to hold out during any such broad-based economic disruption.

Because the Company sources many of its materials from China and Asia, the Company may face sourcing risks as a result of trade tensions and U.S. tariffs. While the Company believes it faces minimal risk of sourcing and supplier disruption issues, because the Company sources many of its materials from China and Asia, if U.S. relations with these countries were to be disrupted, the Company would need to pivot to other sourcing, compounding, and manufacturing locations, which could cause a negative impact on its business.

The U.S. government recently implemented new tariff measures affecting a broad range of imported materials. We may face higher costs and expenses as a result. In addition, recent proposals to change the international trade framework have resulted in substantial regulatory uncertainty regarding international trade and trade policy, both in the United States and abroad. The U.S. government has also raised the possibility of other initiatives that may affect our business, including renegotiation of trade agreements with other countries and the introduction of new or increased import duties or tariffs with respect to products from a number of different countries. In light of this uncertainty and the unknown impact on the broader US and global economy in the future, we do not have clarity at this point over the potential medium to long term impacts our business may face. The availability of certain goods could be affected if foreign suppliers choose to limit their exposure to U.S. markets in response to unfavorable trade policies, which could negatively impact the ability of our suppliers to deliver materials or equipment to us and, therefore, delay or impede our ability to grow our business. Furthermore, rising inflation, slower economic growth and increases in unemployment that may result from global trade disruptions could further deflate consumer demand, which may negatively impact the willingness of potential commercial customers to invest in transitioning to our technology.

Our plastic alternative might not be successful or may not receive public acceptance. We believe that the plastic alternative materials that we have developed will allow us to successfully enter into licensing arrangements with third parties and/or produce our current products as well as develop future technology and products. However, our technologies, and specifically those that relate to microbial culture stability, product composition and yields, might not prove successful or scalable. Technology failure or our inability to successfully modify these technologies would negatively impact our ability to succeed. Further, we believe that our technology is sustainable and environmentally friendly. However, public perception or new discoveries regarding the environmental and health impact of our technologies would limit our ability to achieve profits.

Our success is dependent upon consumers’ willingness to accept our plastic alternative. If we cannot develop sufficient market demand for our plastic alternative, we will not be successful. Factors that may influence the acceptance our technology:

•	Perceptions regarding safety of our materials;

•	The environmental consciousness of consumers;

•	Volatility in the market; and

•	Government regulations and economic incentives promoting alternative forms of materials.

We may not be always able to obtain and maintain the certifications needed to effectively sell our products and technology. We have received, and plan to receive or otherwise comply with the standards for various certifications that we are able to use when labeling and selling our products and technology. We believe that these certifications will distinguish us and allow us to be profitable in certain niche markets. Our failure to maintain and obtain some if not all of these certifications could impair our ability to achieve our revenue goals.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop. We face an inherent risk of product liability exposure related to the use of our products sold commercially. Though we believe that our resins are safe for use and disposal, to the extent our assumptions and testing are incorrect, we may be exposed to liability. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	regulatory investigations, product recalls or withdrawals, or labeling, marketing or promotional restrictions;

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of research study participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to research study participants and/or patients;

•	delay in completing, or failure to complete, research study recruitment or research study endpoints;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to commercialize any products that we may develop.

We do not currently carry product liability insurance coverage and any liabilities we may face could have a material adverse impact on our business and operations. To the extent that we are unable to satisfy these liabilities our business may fail. We may need to obtain product liability insurance coverage as we expand our third party licensing relationships or if we increase commercialization of our products. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

You are trusting that management will make the best decision for the Company. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Company relies on third parties to provide services essential to the success of its business. The Company relies on third parties to provide a variety of essential business functions for it, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. Further as we scale our Company we will rely on these parties for technological and manufacturing expertise. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that the Company will experience delays, defects, errors, or other problems with their work that will materially impact its operations and it may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers’ operations could materially and adversely affect the Company’s business. As a result, your investment could be adversely impacted by the Company’s reliance on third parties and their performance.

We have limited accounting and financial-reporting resources, and a failure to satisfy our reporting obligations could adversely affect this offering and our investors. We have limited accounting and financial-reporting personnel and have not previously been subject to the ongoing reporting obligations applicable to an issuer conducting a Tier 2 offering under Regulation A. Preparing audited financial statements and timely, accurate annual, semiannual and current reports will require additional financial-reporting procedures, personnel and outside professional assistance. Our present internal accounting resources may not be sufficient to identify, evaluate and record complex or non-routine transactions or to prepare required reports within applicable deadlines. If we are unable to maintain adequate books and records, establish appropriate disclosure and financial-reporting controls or timely file the reports required by Regulation A, our financial statements or other disclosures could contain material errors, we may incur substantial additional costs, and our ability to continue making sales under Regulation A or conduct future securities offerings could be adversely affected. Investors may also receive less timely information about us than they would receive from an issuer subject to the quarterly reporting requirements of the Securities Exchange Act of 1934.

We operate in a market that is subject to changing statutory provisions and regulations and interpretations of those statutory provisions and regulations. Regulatory authorities and legislative bodies pass inconsistent and constantly-changing laws and regulations, including in the areas related to plastics and similar substances, labor and employment laws, and import-export regulations. In particular, we are subject to various domestic and international laws and regulations governing the marketing and/or sale of end products, quality standards, and the means by products can be brought to market. For instance, we currently believe that products manufactured from our resin may be exempt from restrictions on plastics in certain jurisdictions. Changes in laws and regulations or different interpretations of those laws and regulations could make it difficult or impossible to comply or increase our regulatory compliance burdens and therefore hinder our ability to operate profitably or at all.

The Company may not be able to protect its intellectual property. Trademark and patent litigation have become extremely expensive. Even if the Company believes that a competitor is infringing on one or more of its trademarks or patents, the Company might choose not to file suit because it lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because it believes that the cost of enforcing its trademark(s) or patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce its trademark(s) or patent(s) could have adverse consequences for the Company, including undermining the credibility of its intellectual property, reducing its ability to enter into sublicenses, and weakening the Company’s attempts to prevent competitors from entering the market. As a result, if the Company is unable to enforce its trademark(s) or patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We have pending patent approval's that might be vulnerable. One of the Company's most valuable assets is its intellectual property. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may impair the capital of the Company due to the difficulty in protecting unregistered intellectual property.

The Company’s success will depend on its ability to secure additional patent protection for its core technologies and be able to enforce those patents. Some patent applications that are pending may not result in issued patents. If any patent application results in an issued patent, that patent may later be invalidated or held unenforceable as patent law changes. Further, licensing the Company’s technology, or the outsourcing of the manufacture of the Company’s products, may result in the unauthorized exposure of the intellectual property of the Company.

The Company’s trademarks, copyrights and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around the Company’s intellectual property, find prior art to invalidate it, or render the trademarks unenforceable through some other mechanism. If competitors are able to bypass the Company’s trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if the trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

Risks Related to Securities in this Offering

There is no current market for any shares of the Company’s stock. You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

Investors in our Common Stock will have to assign their voting rights. As part of this investment, each investor in our Common Stock will be required to agree to the terms of the subscription agreement included as Exhibit 4.1 to the Offering Statement of which this Offering Circular is a part. By each such investor’s execution of the subscription agreement and under the terms thereof, that investor will grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the Company’s Chief Executive Officer. That will limit investors’ ability to vote their shares of Common Stock until the events specified in the proxy, which include a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of the Company’s Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Company’s Common Stock. See “Securities Being Offered—Common Stock—Proxy.”

The offering price of our Securities has been arbitrarily determined. Our management has determined the number and price of Securities offered by the Company. The price of the Securities we are offering was arbitrarily determined based upon our estimates of the current market value, illiquidity, and volatility of our common stock, our current financial condition, the prospects for our future cash flows and earnings, and market and economic conditions at the time of the Offering. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and investors may risk overpaying for their investment.

Purchasers in this offering will experience immediate and substantial dilution. The offering price of the shares substantially exceeds the net tangible book value per share of our outstanding Common Stock. Accordingly, purchasers in this offering will experience immediate and substantial dilution in the net tangible book value of their shares. The issuance of Bonus Shares to qualifying investors will further increase the number of shares outstanding without a corresponding increase in the cash proceeds received by the Company and may increase the dilution experienced by investors who do not receive the maximum number of Bonus Shares. If we issue additional equity securities, securities convertible into equity or equity-based compensation following this offering, investors may experience additional dilution. See “Dilution” for additional information.

Management discretion as to use of proceeds. The Company’s success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described in “Use of Proceeds” is an estimate based on the Company’s current business plan. The Company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and it will have broad discretion in doing so.

Our use of the net proceeds may not yield a favorable financial return from purchasing shares of our Common Stock. Our management will have broad discretion in the application of the net proceeds from this Offering and may spend or invest these proceeds in ways with which you may not agree. The failure by our management to apply these funds effectively or in a manner that yields a favorable return or any return, and this could have a material adverse effect on our business, financial condition and results of operations.

There is no minimum amount set as a condition to closing this offering. Because this is a “best efforts” offering with no minimum, the Company will have access to any funds tendered. This might mean that any investment made could be the only investment in this offering, leaving the Company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

We are offering Bonus Shares, which effectively provide a discount on our stock price, to certain investors in this Offering. Investors may be entitled to receive additional shares of Common Stock based on their status as an existing investor and/or the aggregate amount of their qualifying investments in this Offering. Eligibility does not depend on whether an investor’s cash shares are offered by the Company or by the selling stockholders. All Bonus Shares will be issued by the Company. For example, an existing Timeplast stockholder investing approximately $50,000 in this Offering, not including the 3.0% Processing Fee, would be eligible for 17.5% Bonus Shares. An investor purchasing 10,142 cash shares would receive an additional 1,774 Bonus Shares after rounding down to the nearest whole share, resulting in a total of 11,916 shares and an effective per-share price of approximately $4.20 before the Processing Fee. Conversely, a new investor investing less than $5,000 would not receive any Bonus Shares and would pay the full $4.93 per-share price. See “Plan of Distribution and Selling Securityholders—Bonus Shares and Perks.” Investors who receive no Bonus Shares or fewer than the maximum number of Bonus Shares will experience greater dilution than investors receiving the maximum Bonus Shares.

Sales by the selling stockholders and future sales of substantial amounts of our Common Stock could adversely affect the value of the shares purchased in this offering. This offering includes shares being offered by existing stockholders. Although the selling-stockholder shares will not be sold until the Company has sold all of the primary shares offered by it, sales of those shares, or the perception that existing stockholders may sell substantial amounts of Common Stock, could adversely affect the price at which investors may be able to resell their shares if a trading market develops. Following this offering, additional shares held by our existing stockholders may become eligible for sale pursuant to an exemption from registration or a future registration or qualification. Such sales could create an overhang on any market that develops for our Common Stock, make it more difficult for investors to resell their shares and impair our ability to raise additional capital on favorable terms.

You will need to keep records of your investment for tax purposes. As with all investments in securities, if you sell the shares of our Common Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the shares for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

Our sole officer and director controls the Company and we currently have no independent directors. Our sole officer and director along with a small group of individuals currently control the Company and after this offering will continue to hold a majority of the voting power of all our equity stock and therefore control the board. You will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our Company’s governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. These few people and entities make all major decisions regarding the Company. As a minority shareholder and a signatory to the proxy agreement, you will not have a say in these decisions. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the Company, having extra checks and balances to prevent fraud and produce reliable financial reports.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card Company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can exceed 25%) add to the effective purchase price of the shares you buy. See “Plan of Distribution and Selling Securityholders.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The exclusive forum provisions in the Company’s Bylaws, as amended, and the subscription agreement may have the effect of limiting an investor’s ability to bring legal action against the Company and could limit an investor’s ability to obtain a favorable judicial forum for disputes. Article XIII of the Company’s Bylaws, as amended, provides that the circuit courts in Seminole County, Florida is the exclusive forum for all internal corporate claims, which includes claims:

•	that are based upon a violation of a duty by a current or former director, officer or stockholder in such capacity, and

•	between shareholders of the Company if the dispute is with respect to Company, and

However, for any claim asserting an action under federal securities laws, the federal district courts of the United States will be the exclusive forum.

Further, under Section 7 of the subscription agreement investors agree that the state and federal courts of competent jurisdiction located within the State of Florida are the exclusive forums for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including claims brought under the federal securities laws.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over Exchange Act actions.  Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, while both state and federal courts have jurisdiction to entertain Securities Act claims; there is uncertainty whether a court would enforce such a provision with respect to Securities Act claims.

While courts in Florida have determined that such choice of forum provisions are facially valid under Florida law, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to assert the validity and enforceability of the exclusive forum provisions of our amended Bylaws or subscription agreements. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for any such disputes, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the subscription agreement. Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the Agreement, including any claims made under the federal securities laws. By signing the Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the Company’s knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the Company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Florida, which governs the agreement, by a federal or state court in the State of Florida. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within an agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. The Company believes that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the subscription agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company’s securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders assuming that the shares are sold at $4.93 per share. The schedule presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the Company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

The following table presents the approximate effective cash price paid for all shares and potential shares issuable by the Company as of June 30, 2026, and after giving effect to this offering, assuming no Bonus Shares are issued and separately assuming the maximum amount of Bonus Shares are issued in this offering.

Class of Securities	Dates Issued	Issued Shares (1)	Potential Shares	Total Issued and Potential Shares	Effective cash price per share
Common Stock(1)	Dec. 2013	28,000,000	0	28,000,000	$0.00
Common Stock	Oct. 2016	12,000,000	0	12,000,000	$0.015
Common Stock (2)	Jun. 2022 – Jul. 2023	5,357,960	0	5,357,960	$0.92
Common Stock (3)	Sept. 2024 – Apr. 2025	2,799,507		2,799,507	$1.73

Total Common Shares		48,157,467	0	48,157,467	$0.21

Investors in this offering
Common Stock offered by the Company assuming no Bonus Shares are issued (4)		5,071,795	0	5,071,795	$4.93

Total after inclusion of this offering assuming no Bonus Shares are issued (4)		53,229,262	0	53,229,262	$0.66

Investors in this offering
Common Stock offered by the Company assuming the maximum amount of Bonus Shares are issued (4)		5,978,586	0	5,978,586	$4.18

Total after inclusion of this offering assuming the maximum amount of Bonus Shares are issued (4)		54,136,053	0	54,136,053	$0.65

(1)	When the Company was formed in 2013 as an LLC, each of Manuel Rendon and Victor Cardenal Sr. owned 50% of the Company. The amounts above are on a post-split, post conversion basis.

(2)	Total number of shares sold in Regulation CF offering from June 2022 through July 2023. The price per share in the offering was $1.00. The effective share price above reflects gross proceeds of $4,917,638.00, and includes the issuance of bonus shares for which no additional compensation was received.

(3)	Total number of shares sold in Regulation CF offering from September 2024 through July 2025. The price per share in the offering was $1.89. The effective share price above reflects gross proceeds of $4,849,873.36, including a 3.0% investor fee, as well as the issuance of bonus shares.

(4)	Reflects shares issued by the Company, assuming a fully-subscribed offering. The effective cash price per share does not reflect the per share Processing Fee, which is expected to offset costs of processing subscriptions.

The Common Stock offered hereby are being sold at $4.93 per share, which corresponds to a pre-money valuation of $237.4 million, based solely on that per share price multiplied by the number of outstanding shares of the Company's capital stock before the offering of 48,157,467.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2026 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December 2026 the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2027 the company has run into serious problems, and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can cause drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The Company is offering up to 5,978,586 shares of Common Stock, consisting of 5,071,795 shares of Common Stock to be sold for cash consideration, plus up to 906,791 shares to be issued by the Company as Bonus Shares for no additional consideration. In addition, the selling stockholders are offering up to 109,871 outstanding shares of Common Stock. Accordingly, the Offering includes up to 5,181,666 cash shares and up to 906,791 Bonus Shares, for a maximum of 6,088,457 shares. The price of each cash share is $4.93, plus the 3.0% Processing Fee described below. Eligible investors may receive Bonus Shares regardless of whether their cash shares are offered by the Company or by the selling stockholders.

The minimum investment amount is $986, or 200 shares (not including the Processing Fee).

We plan to market the shares in this Offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular or “testing the waters” materials on an online investment platform.

Any participation of our officers and directors in selling efforts for the shares in this Offering will be conducted in accordance with Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. None of our officers or directors will be compensated in connection with their participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. None of our officers or directors are, or have been within the past 12 months, a broker or dealer, and none of them are, or have been within the past 12 months, an associated person of a broker or dealer. At the end of the Offering, our officers and directors will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities.

The Offering will terminate at the earliest of the date at which the maximum offering amount has been sold and the date at which the offering is earlier terminated by us at our sole discretion. At least every 12 months after this Offering has been qualified by the United States Securities and Exchange Commission, the Company will file a post-qualification amendment to include the Company’s recent financial statements. The Offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions.

The Company may undertake one or more closings on a rolling basis. For additional information regarding this process, see “— Subscription Procedures,” below. Once an investor has tendered funds to purchase securities in this offering, the timing of the completion of the sale may be delayed for a month or longer due to clearance procedures that the Broker needs to complete prior to purchase. Under federal law, the Broker must perform certain processes related to their regulatory obligations regarding anti-money laundering and “know your customer” rules, including verification of the investor’s identity and status. If there are errors or incomplete information that needs to be resolved to complete the subscription, the Broker will generate emails instructing the investor on what to do to complete the process. During this process, the investor’s funds will be held in a segregated deposit account pending closing or termination of the offering.

After each closing, all funds tendered by investors will be deposited into an account controlled by the Company. Funds attributable to cash shares offered by the Company, together with the net Processing Fees, will be available for the Company’s use. To the extent cash shares are allocated to the selling stockholders, the Company will deduct the applicable broker commissions and other disclosed selling-stockholder expenses and promptly remit the remaining net proceeds to the applicable selling stockholders. Amounts attributable to the purchase price of selling-stockholder shares will not be retained or used by the Company.

DealMaker Services

DealMaker Securities, LLC, a broker-dealer registered with the Commission and a member of FINRA, has been engaged to provide operational processing, compliance, and administration of the Company’s best efforts offering. Although this role differs from that of a traditional underwriter in that the Broker does not purchase any securities from the Company with a view to sell such for the Company as part of the distribution of the security, the Broker is a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933. Affiliates of Broker have also been engaged to provide technology services and marketing advisory services, specifically Novation Solutions Inc. O/A DealMaker and DealMaker Reach, LLC.

Commissions and Discounts

The following table shows the total discounts and commissions payable to the Broker in connection with this offering:

Per Share
Public Offering Price	$4.9300
Public Offering Price plus Processing Fee*	$5.0779
Broker Commissions	$0.2285
Proceeds, before expenses, to us*	$4.8494
Proceeds, before expenses, to selling stockholders*	$4.7081

*The Company will receive a Processing Fee to offset the costs of processing subscriptions, regardless of whether an investor’s cash shares are offered by the Company or by the selling stockholders. Broker commissions equal 4.5% of the cash amount raised in the Offering, including the Processing Fee. All investor funds will initially be deposited into an account controlled by the Company. For each cash share allocated to a selling stockholder, the Company will deduct the applicable broker commission and remit $4.7081 per share to the selling stockholder before deduction of that selling stockholder’s other disclosed offering expenses. The Company will retain the net Processing Fee of $0.1412 per cash share after payment of the related broker commission.

Bonus Shares and Perks

After subscribing for the full price of the purchased cash shares, certain investors are eligible to receive additional shares of Common Stock equal to between 0% and 17.5% of the number of cash shares purchased for no additional consideration (“Bonus Shares”). Eligibility is based on an investor’s status as an existing investor in the Company and/or the aggregate amount of the investor’s qualifying investments and does not depend on whether the cash shares are offered by the Company or by the selling stockholders. All Bonus Shares will be issued by the Company; the selling stockholders will not issue or surrender additional shares. Investors will not be required to provide additional consideration, whether cash or non-cash, to receive Bonus Shares. Investors who are not eligible for the maximum 17.5% Bonus Shares will experience greater dilution than investors receiving the maximum Bonus Shares.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

Investors are eligible to receive the following Bonus Shares and perks based on their status as an existing investor in the Company and/or based on the size of their investment:

Loyalty-Based Bonus Shares and Perks

Existing Timeplast Stockholders – 2.5% Bonus Shares

Amount-Based Bonus Shares and Perks

$986+

Perks: Invite to a Timeplast Factory Tour

$5,000+: 5% Bonus Shares

$10,000+: 7.5% Bonus Shares

Perks: Featured on the Timeplast Deplastificators Wall on our website

$15,000+: 10% Bonus Shares

Perks:

Featured on the Timeplast Deplastificators Wall on our website

Appearance in the upcoming Timeplast documentary film*

$50,000+: 15% Bonus Shares

Perks:

Featured on the Timeplast Deplastificators Wall on our website

Appearance in the upcoming Timeplast documentary film*

Seat to the Timeplast VIP Investor video conference

Exclusive 1-on-1 meeting with CEO, Manuel Rendon

*       Subject to the documentary film being completed and published. This perk relates only to the documentary film that is currently in development and not to any future films that the Company may make or in which it may participate. The Company reserves the right to discontinue efforts on this documentary film at any time and for any reason. Furthermore there is no guarantee that, if completed, the documentary film will be available for viewing on any platform other than the Company’s website.

In order to receive amount-based Bonus Shares and the associated perks, an investor must submit one or more investments in this Offering that collectively meet the applicable minimum investment threshold. The amount invested does not include the Processing Fee. Amount-based Bonus Shares are cumulative across an investor’s investments, and an investor’s Bonus Share entitlement will be determined when each investment commitment is accepted, based on the tiers then in effect and the investor’s aggregate qualifying investments at that time. Cash shares purchased from the Company and cash shares purchased from the selling stockholders will be treated identically in determining Bonus Share eligibility. The Broker’s platform will continuously track each investor’s aggregate cash-share purchases and Bonus Share entitlement without regard to the source of the cash shares. The Company will reserve the Bonus Shares corresponding to each accepted commitment against the maximum of 906,791 Bonus Shares qualified in this Offering. No fractional Bonus Shares will be issued, and each entitlement will be rounded down to the nearest whole share. The Company will not accept, or will accept only in part, a subscription that would cause the Offering to exceed 5,181,666 cash shares, 906,791 Bonus Shares, or 6,088,457 total securities. All Bonus Shares will be issued by the Company at the closing at which the related cash shares are issued or transferred. The Company and its transfer agent will separately reconcile whether the cash shares issued or transferred at each applicable closing are attributable to the Company or to the selling stockholders. If an investor is eligible for both loyalty-based and amount-based Bonus Shares, the investor’s Bonus Share percentages will be cumulative, subject to the maximum aggregate Bonus Share rate of 17.5%. For example, a person who is an existing Timeplast investor when the Company accepts a new subscription of $15,000, not including the Processing Fee, would be entitled to 12.5% Bonus Shares.

Bonus Shares have identical rights, privileges, preferences and restrictions to the shares of Common Stock purchased. The Processing Fee will be assessed on the full share price of $4.93 for the purchased shares, and not any Bonus Shares. The Company will absorb the cost of the issuance of the Bonus Shares. Up to 906,791 Bonus Shares are available in this Offering.

TAX CONSEQUENCES FOR RECIPIENTS WITH RESPECT TO BONUS SHARES, INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES, ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANTS AND/OR TAX ADVISORS REGARDING THESE MATTERS.

Other Terms

The aggregate compensation payable to the Broker and its affiliates are described below.

Administrative and Compliance Related Functions

Broker will provide administrative and compliance related functions in connection with this Offering, including:

●	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into the offering;
●	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;
●	Coordinating with third party agents and vendors in connection with performance of services;
●	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;
●	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;
●	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;
●	Reviewing third party provider work-product with respect to compliance with applicable rules and regulations;

●	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;
●	Consulting with us on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;
●	Reviewing with the Company on question customization for investor questionnaire;
●	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;
●	Providing advice to us on preparation and completion of the Offering Statement of which this Offering Circular is a part and consulting with us regarding any material changes to the Offering Statement which may require an amended filing;
●	Providing extensive review, training and advice to us and our personnel on how to configure and use the electronic platform for the offering powered by Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of the Broker;
●	Assisting the Company in the preparation of Commission and FINRA filings related to the Offering; and
●	Working with our counsel in providing information to the extent necessary.

Such services will not include providing any investment advice or any investment recommendations to any investor.

For these services, we have agreed to pay Broker a cash commission equal to 4.5% of the amount raised in the Offering, not to exceed $1,184,039.18, if fully subscribed and including commissions on the aggregate Processing Fees. We have also agreed to pay Broker and its affiliates an advance of $7,500 for accountable expenses, which is refundable to us to the extent not incurred.

Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of Broker, to create and maintain the online subscription processing platform for the Offering.

After the qualification by the Commission of the Offering Statement of which this Offering Circular is a part, this Offering will be conducted using the online subscription processing platform of DealMaker through our website, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price through a third party processor by ACH debit transfer or wire transfer or credit card to an account we designate. There is no escrow established for this Offering. We will hold closings upon the receipt of investors’ subscriptions and our acceptance of such subscriptions.

We have agreed to pay DealMaker:

•	Prior to the Offering’s commencement, a one-time payment of $5,000, and $2,000/month for three months (a maximum of $6,000) for accountable expenses to be incurred and refunded if unused.

•	Once the Offering commences a fee of $2,000 per month will be charged for account management with a maximum of $18,000.

The total compensation payable to DealMaker for technology services is $29,000.

Marketing and Advisory Services

The Company has also engaged DealMaker Reach LLC (“Reach”), an affiliate of Broker, for certain marketing advisory and asset creation services. Reach will consult and advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget.

As compensation for these services, we have agreed to pay Reach:

•	Prior to the Offering’s commencement, a one-time payment of $5,000, and $8,000/month for three months (a maximum of $24,000) for accountable expenses to be incurred and refunded if unused.

•	Once the Offering commences a fee of $8,000 per month will be charged for marketing management with a maximum of $72,000.

•	Media management services, as may be authorized by the Company on a case-by-case basis, up to a maximum of an additional $471,316.63 of compensation for acting as the Company’s agent during the Offering.

The total compensation payable to Reach for these services is $101,000 plus potentially up to $471,316.63 for media management services.

The maximum compensation to be paid to Broker and affiliates including the above amount for potential media management services is $1,792,855.81, or 5.8% of aggregate offering value, including the value of the Bonus Shares and the aggregate Processing Fees. There is no compensation to be paid on the issuance of the Bonus Shares.

The Broker has not investigated the desirability or advisability of investment in the Common Stock, nor approved, endorsed or passed upon the merits of purchasing the Common Stock. Under no circumstances will the Broker recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. The Broker does not purchase any securities from the Company with a view to sell those for the Company as part of the distribution of the security. Broker is not distributing any Offering Circulars or making any oral representations concerning this Offering Circular or this offering. Based upon Broker’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Broker in this offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this offering should be made directly to the Company.

Investor’s Tender of Funds

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, debit card, credit card, or ACH only, physical checks will not be accepted. Upon acceptance of the investors’ subscriptions, funds tendered by investors will be made available to the Company for its use.

The minimum investment in this Offering is $986, or 200 shares of Common Stock. Investors will also be responsible for a 3.0% Processing Fee paid at the time of investment. This fee is not considered part of the cost basis of the subscribed Securities but will count against the per investor limit set out in the subscription agreement. This fee is subject to the 4.5% commission charged by DealMaker Securities. These expenses are included in the maximum compensation set forth in the section above.

Investors will be required to subscribe to the Offering via the third-party platform managed by Novation Solutions, Inc., and agree to the terms of the Offering, the subscription agreement, and any other relevant exhibit attached thereto. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

Subscription Acceptance, Closings and Return of Funds

The Company expects to conduct an initial closing as soon as practicable after the Offering Statement is qualified, once initial subscriptions have completed the Broker’s compliance review and the related funds have cleared, and to conduct additional closings on a rolling basis thereafter, generally at least monthly or more frequently as subscription volume warrants. Investors will not necessarily receive their shares on the same date.

The Company, with the assistance of the Broker, will accept or reject each subscription, in whole or in part, promptly after the Broker completes its review, generally within thirty (30) days after receipt of a completed subscription agreement and cleared funds; processing may take a month or longer if identity-verification or other compliance issues or missing information must be resolved. Subscriptions are reviewed against objective criteria, consisting of identity verification and anti-money-laundering and “know your customer” screening conducted by the Broker; confirmation of the investment limits applicable to non-accredited investors under Regulation A; the accuracy and completeness of the subscription documents; receipt of payment in full, including the Processing Fee; and the number of shares then remaining available in the Offering. The Company will reject a subscription, in whole or in part, only where these objective criteria are not satisfied or where the subscription exceeds the shares then available in the Offering.

Investors will receive electronic notification, through the DealMaker platform and by email, when their subscription is received, when it is accepted or rejected in whole or in part, and when the closing that includes their subscription has occurred. Upon acceptance and closing, shares will be recorded in book-entry form on the records of the Company’s transfer agent.

All investor funds will be held in a segregated account until the applicable subscription has been accepted and the related closing has occurred, at which time the funds will be made available to the Company. If a subscription is rejected in whole or in part, or if the Offering is terminated before the related closing, the applicable funds (including the related Processing Fee) will be returned promptly to the investor, generally within ten (10) business days, without interest or deduction, via the original payment method.

This Offering is being conducted on a best-efforts basis and has no minimum offering amount. The Company may extend or terminate the Offering at any time in its sole discretion, including before any closing has occurred. If the Offering is terminated before any closing, no securities will be sold in the Offering and all funds received from investors will be returned as described above.

The Broker has not investigated the desirability or advisability of investment in the Offering, nor approved, endorsed or passed upon the merits of purchasing the Common Stock. Broker is not participating as an underwriter and under no circumstance will it recommend the Company’s securities or provide investment advice to any prospective investor or make any securities recommendations to investors. Broker is not distributing any Offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon Broker’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of Broker in this Offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this Offering should be made directly to the Company.

Selling Stockholders

The selling stockholders set forth below will sell up to a maximum of 109,871 shares of Common Stock.

The following table sets forth the names of the selling stockholders, the number of shares of Common Stock beneficially owned prior to this offering, the number of shares being offered in this offering and the number of shares of Common Stock to be beneficially owned after this offering, assuming that all of the selling shareholder shares are sold in the offering.

For allocation purposes, subscriptions for cash shares will first be fulfilled with the 5,071,795 cash shares offered by the Company. After all of those shares have been sold, subsequent cash-share purchases will be allocated among the selling stockholders on a pro rata basis. The Broker’s platform will not be required to identify the source of an investor’s cash shares when a subscription is accepted because the source will not affect the investor’s rights, purchase price, or eligibility for Bonus Shares. Following each applicable closing, the Company and its transfer agent will reconcile the allocation of cash shares between the Company and the selling stockholders. When selling stockholders are participating in a closing, each selling stockholder will sell its “Pro Rata Portion,” as set forth in the table below, subject to rounding to the nearest whole share at the Company’s discretion. At no point will sales by the selling stockholders exceed 30% of the aggregate offering price.

DealMaker Securities will receive a 4.5% commission on sales of cash shares by the selling stockholders. In addition, each selling stockholder has agreed to pay its pro rata portion of the expenses incurred by the Company to market the Offering, based on the total number of shares sold in the Offering. All investor funds, including funds attributable to cash shares allocated to the selling stockholders, will initially be deposited into an account controlled by the Company. The Company will deduct the applicable broker commission and the selling stockholder’s other disclosed offering expenses and promptly remit the remaining net proceeds to the applicable selling stockholder. Except for the Processing Fee, the Company will receive amounts attributable to selling-stockholder shares solely to facilitate settlement and will not retain or use those amounts as Company proceeds.

Selling Stockholder	Class of Stock Owned	Shares Owned Prior to Offering	Shares Offered	Shares Owned After Offering	Pro Rata Portion
Manuel Rendon	Common Stock	11,540,000	31,698	11,508,302	28.9%
Victor Cardenal Jr.	Common Stock	4,050,000	11,124	4,038,876	10.1%
Eva Marie Caicedo	Common Stock	4,050,000	11,124	4,038,876	10.1%
Manuel E. Menendez	Common Stock	7,000,000	19,228	6,980,772	17.5%
Eduardo Roberto Lacasa Irrevocable Family Trust (2)	Common Stock	7,000,000	19,228	6,980,772	17.5%
MEMP Family Trust (1)	Common Stock	1,200,000	3,296	1,196,704	3.0%
Jose Arteaga	Common Stock	1,400,000	3,846	1,396,154	3.5%
Jose Casique	Common Stock	280,000	769	279,231	0.7%
Jose Casique Jr.	Common Stock	280,000	769	279,231	0.7%
Champion Marine, LLC (3)	Common Stock	2,800,000	7,691	2,792,309	7.0%
Micah Rose	Common Stock	200,000	549	199,451	0.5%
Dan Younkman	Common Stock	200,000	549	199,451	0.5%

(1)	Manuel Menendez is the Trustee of the MEMP Family Trust, Manuel Enrique Menendez is the Settlor thereof and the beneficiaries thereof, upon the Settlor’s death, are his four children, in equal parts.

(2)	Beneficial owners are Eduardo R. Lacasa, as Trustee, Silvia Lacasa, Roberto Lacasa and Christina Lacasa.

(3)	Carlos Lacasa is the sole Manager and sole Member of Champion Marine, LLC.

Transfer Agent and Registrar

Dealmaker Transfer Agent LLC will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

USE OF PROCEEDS

The following table represents management’s best estimate of the uses of the net proceeds, assuming the sale of, respectively, $5,000,000, $15,000,000 and $25,003,949 of Common Stock offered for sale by the Company in this Offering. Although all investor funds will initially be deposited into an account controlled by the Company, amounts attributable to the purchase price of shares sold by the selling stockholders will be received solely to facilitate settlement. The Company will deduct the applicable broker commissions and other disclosed selling-stockholder expenses and promptly remit the remaining net proceeds to the applicable selling stockholders. Except for the Processing Fee, those amounts will not be retained or used by the Company and are not included in the following Use of Proceeds table.

Proceeds allocated to wages and payroll relate solely to compensation for services to be performed after this Offering, including the Chief Executive Officer’s regular salary as disclosed under “Compensation of Directors and Executive Officers.” No proceeds of this Offering will be used to repay accrued payroll or deferred compensation to the Chief Executive Officer or any other officer, director or employee. The accrued compensation reflected in the Company’s financial statements represents salary of the Chief Executive Officer that was not paid in prior periods; the Chief Executive Officer has irrevocably waived payment of those amounts and will not seek repayment, and the Company accordingly has no accrued payroll obligation that it intends to satisfy from proceeds of this Offering.

Total Raise(1)	$5,000,000		$15,000,000		$25,003,949
Underwriting Commissions	$442,829		$1,010,658		$1,792,856

Net Proceeds	$4,557,171		$13,989,342		$23,211,094

Use of Proceeds		%		%		%
Research and Development	$2,050,727	45%	$6,295,204	45%	$10,444,992	45%
Scaling Operations and Market Expansion (2)	$1,139,293	25%	$3,497,335	25%	$5,902,773	25%
Payroll (3)	$911,434	20%	$2,797,868	20%	$4,642,219	20%
Working Capital (4)	$455,717	10%	$1,398,934	10%	$2,321,109	10%
Total Proceeds	$4,557,171	100%	$13,989,342	100%	$23,211,094	100%

(1)	This amount does not include the issuance of bonus shares, which are not issued for cash proceeds. This amount does not include the Processing Fee of 3.0%, which is expected to offset payment processing expenses payable to third parties, which are also not included above. See “Plan of Distribution and Selling Securityholders.”

(2)	We intend to invest in building our sales and marketing team to focus on establishing licensing arrangements with commercial customers for our manufacturing processes and know how that would be combined with sales of our resin and filaments.

(3)	The Company had no accrued payroll liability recognized on its balance sheet as of December 31, 2025.

(4)	Some or all of amounts allocated to working capital will be used (1) to pay fees to Dealmaker and its affiliates of $137,500, plus up to $471,316.63 for media management services, as may be authorized by the Company on a case-by-case basis, and (2) to pay other expenses of the offering, estimated to be $146,750.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

THE COMPANY’S BUSINESS

Background

Timeplast, Inc. was initially formed as a limited liability Company under the laws of the State of Florida, under the name Bioplast, LLC on December 3, 2013, before changing its name to Timeplast, LLC in January 2016. On December 22, 2021, Timeplast, LLC converted into Timeplast, Inc., a Florida corporation. On February 15, 2024, the Company converted from a Florida corporation to a Delaware corporation.

From its formation in December 2013 through 2020, the Company’s activities centered on research, invention development and patent filings directed at technologies intended to address plastic waste, and the Company obtained patent protection for several polymer and plastic-processing technologies. During that period, the Company also worked with Nestlé Waters North America and formed TPN Polymer Alliance, LLC in connection with a joint development relationship involving the Company’s depolymerization technology. The Company subsequently moved away from hybrid depolymerization applications and, beginning in 2021, concentrated its development efforts on its current programmable, water-soluble resin platform. During 2022 and early 2023, the Company advanced the laboratory production, processing and standardization work needed for the material to be extruded, injection molded, thermoformed and used for 3D printing, and in early 2023 it began manufacturing trials for filament products. The Company began commercial sales of finished TimeMass filament products in late 2023 and 2024, which management considers the beginning of meaningful commercialization of its finished products, although the Company had previously earned limited testing- and development-related revenue. Since that time, the Company has continued manufacturing, process-standardization and industrial-scale trials, and it today sells primarily through its direct-to-consumer e-commerce and subscription channels, having completed nearly 14,000 e-commerce sales through its online store at timeplast.com.

What Timeplast Does

Timeplast® aims to be a pioneering chemical technology company that specializes in dynamic depolymerization and copolymerization processes. Our business model is focused on the development of innovative polymer chains that exhibit unique properties, aiming to displace conventional plastics, metals, paper, and glass in various applications. We have developed a proprietary thermoplastic material that we believe is compatible with existing plastic manufacturing equipment, facilitating the production of a diverse range of consumer products. We have also developed, patented and trademarked a depolymerization reactor named Pabyss®, designed to fully depolymerize our materials. We believe that this reactor enables us to offer a comprehensive solution to plastic pollution, emphasizing our commitment to sustainability and innovation in materials science. In collaboration with String Cubed Inc., a company owned by our founder and Chief Executive Officer, we are also developing a voice-driven, AI-powered 3D printer capable of creating objects using our proprietary polymer material.

Our Resin

Our resin is a techno-organic material derived from alcohols and other materials, and one of its key features is its programmable water-solubility. Our resin can be engineered to dissolve over predetermined durations, depending on the specific product further described below, which we believe provides significant advantages in various applications from packaging to disposable products. We believe that this high degree of molecular versatility should facilitate its integration into existing plastic manufacturing processes such as injection molding, thermoforming, and extrusion, generally without the need for equipment modifications. This capability aims to support the production of both rigid and flexible items, which we believe enhances our market adaptability. We have created and made available for sale a number of filaments with different molecular composition and characteristics that can be used to create different objects through a traditional 3D printer (4D including include the aspect of time that our proprietary material provides).

Pabyss - Our Depolymerization Reactor

Paybyss is our molecular disintegration chamber for end-of-life management for products developed with our resin, allowing users to accelerate the disintegration process of these products regardless of the programmed lifespan of the resin. Engineered to function like a bottomless trashcan, our Pabyss reactor aims to offer a dual functionality: upcycle Timeplast materials via a full chemical recycling process or safely discharge a benign output to wastewater streams. This ensures that before disposal, materials are completely broken down, thereby minimizing environmental impact. We believe that this reactor embodies our innovative approach to waste management, providing scalable solutions that range from individual homes to municipal applications. We believe that this design is pivotal in our mission to revolutionize waste disposal where materials are not only reused but also designed to be chemically restored to their original purity.

To date, the Company has developed a functioning stainless-steel Pabyss prototype. The current prototype uses approximately one gallon of water, which is heated to accelerate dissolution of Timeplast materials, and has processed up to approximately one kilogram of Timeplast material per hour under management’s prototype testing conditions; that figure reflects prototype results under specific test conditions and is not a certified commercial capacity. The Company envisions potential household, commercial, industrial and municipal-scale versions of Pabyss. Pabyss is not currently in commercial production, it is not currently offered for sale, and no commercial launch date or selling price has been determined; the Company expects that broader adoption and production of Timeplast materials would be necessary before Pabyss could be commercialized at scale. The Company does not currently operate a customer take-back or recycling program. Over the longer term, management is evaluating a return-and-recovery program in which Timeplast materials could be collected, dissolved, separated and potentially reused in chemical- or molecular-recycling processes; that program remains a development objective and has not been commercially validated.

Manifester – Our Voice-activated 3D Printer

We are developing, in collaboration with String Cubed, a voice-activated AI-powered 3D printer that we believe will be able to create objects that the user vocally requests.

Potential use cases include everyday functional items such as bottles, cutlery, pens, and wearable products like shoes or customized accessories. For example, an user could ask for a pair of shoes to be printed, and using only a voice command, the Manifester would perform the needed tasks to have the shoe printed. The system is also intended to support the creation of more complex, multi-dimensional functional objects, such as Bloominite, an automated analog growth system designed to enable seed germination and plant development without direct human intervention.

The vision behind the Manifester is to enable on-demand manufacturing of both simple household goods and advanced functional systems through intuitive voice interaction, bringing real-time, decentralized production into homes and businesses.

Environmental Stability

Our environmental strategy acknowledges that while we recommend disposing of Timeplast waste exclusively through Pabyss, some materials may still enter natural ecosystems. Generally, our resins are engineered to be more environmentally stable than conventional options for two primary reasons:

●	The partial polymerization during conversion to final products allows Timeplast to skip the most energy-intensive phase of most plastic production – internal polymerization. This results in a lower carbon footprint compared to traditional plastics like Polyethylene Terephth (PET), polystyrene, and Polypropylene (PP), which generally require energy-intensive processes to achieve a fixed molecular weight.

●	At the end of its lifecycle, the resin is designed to dissolve in water, reasserting water's role as the universal solvent. This property starkly contrasts with non-water-soluble plastics, which contribute to long-term environmental issues like microplastic pollution. We believe that by leveraging the omnipresence of water, our resin will integrate into the natural water cycle, providing an environmentally friendly solution to plastic waste.

While this is our environmental strategy, we note that we have done minimal toxicity studies to date. The ones we have done have shown traces of fossil-based substances. These were present in very low proportions, but further studies are needed to better determine risk and we continue to work to refine our products.

Vision

Timeplast is dedicated to providing a holistic solution to plastic pollution by not only creating innovative materials but also designing engineering solutions that effectively manage our environmental footprint. We envision a future where all consumable materials are inherently water-soluble, aligning with the natural properties of our planet.

Our Current Stage

We develop and manufacture pelletized resins and over 97 filaments with numerous properties for 3D printing, many of which are available for purchase from us directly, including through our e-commerce platform. Timeplast Raw (our pelletized resin) is currently in its 17th iteration, and Timeplast Plus, a calcium carbonate-based raw resin, is in its 3rd iteration. These are base resin materials that can be used across multiple manufacturing processes and applications, including film extrusion, cutlery, injection molding, blown products, and other conventional plastic processing methods. Through our monthly development agreement with String Cubed, we make available for sale our TimeMass filaments with a broader range of filament compositions to showcase the breadth possibilities for 3D printing. These TimeMass filaments are primarily sold on a monthly subscription basis with a newly developed filament delivered monthly to subscription customers. None of our products is intended, marketed, or approved for food-contact use, human consumption, or animal consumption at this time. References to cutlery and similar items describe potential manufacturing form factors only and should not be understood to mean that our products have been tested or approved for contact with food; any food- contact application would require product-specific testing and regulatory approval before commercialization.

We formulate and design our own proprietary polymer in-house or through our monthly arrangement with String Cubed. We then provide specific component inputs and formulation instructions to third party chemical manufacturers and compounders which perform separate parts of the manufacturing of our resin. For example chemical manufacturers make the raw materials and compounders blend and pelletize the polymer. We then manufacture various filaments in house using these pellets. We believe there are many companies capable of making our raw materials and compounding the polymer into resin, should we need to find alternative partners. We are currently producing an average of 1 ton of pelletized resin for sale per month and 1,700 filament spools per month. We believe this approach protects our intellectual property while also enabling us to scale production and also strategically focuses our resources on core competencies like research and development, product design, and marketing - key areas that drive our innovation and competitive edge.

We have also designed and prototyped our Pabyss, a molecular disintegration chamber, which we believe is ready for mass production. Our goal in creating Pabyss is to enable us to showcase our technology to disintegrate a significant amount of waste derived from our resin material to a molecular level with water being the only expendable component. We believe, as our resin technology gains increasing market awareness and interest, demand for our Pabyss technology will also grow to address the global problem of plastic waste on a large scale.

The Company’s Current Products

1. Timeplast Raw: Our flagship material, an alcohol-based water-soluble pelletized resin, is available with programmable dissolution times to suit various needs:

•	Active: Dissolves from 60 seconds to 60 hours.

•	Passive: Dissolves from 60 days to an unlimited period.

•	Extended versions: Provide a combination of the above options for customized applications.

The company believes that its Passive formulation may be able to contain liquids. However, additional testing may be required to determine the parameters of usage.

2. TimePast Plus: a calcium carbonate-based material resin that improves processability.

3. TimeMass: Under our monthly filament development agreement with String Cubed, String Cubed has agreed to develop and provide one filament formulation per month to us for evaluation, testing, demonstration, and commercial distribution by us. These 4-dimensional 3D printing filaments are able to be used in traditional 3D printers and are available with variable dissolution times, in a variety of compositions (such as soap, plant fertilizer and fish food) and a variety of features (such as heat conduction and light reflection).

In each of these filaments, the water-soluble polymer acts as the carrier and binder for functional components, and the printed article performs its function as it dissolves. For example, our experimental detergent filament incorporates cleaning components, including surfactant and emulsifier materials, into a printable filament; after drying the filament as directed, a customer can use it in a compatible conventional 3D printer to create a custom-shaped cleaning article, such as shapes designed for particular surfaces, corners or tools. Our experimental fertilizer filament incorporates plant-nutrient components into the printable matrix, allowing a user to print a shape intended to be placed in or near soil, where exposure to water causes the printed article to dissolve and release its incorporated nutrients. Our experimental fish-food filament incorporates protein-containing ingredients, such as shrimp-derived protein, and other materials attractive to fish, allowing users to print customized bait-shaped articles intended to attract fish or other aquatic animals for experimental uses only; these articles are not intended for human or animal consumption. The Company has made no antimicrobial, disinfecting or medical claims with respect to any of these products, and none has been tested or approved for any such use.

4. Pabyss: This device is our molecular disintegration chamber for managing the lifecycle of Timeplast materials, offering:

•	Discharge: Breaks down materials to their molecular basics.

•	Upcycle: Reprocesses materials into Timeplast raw material.

The company believes that Timeplast Raw and many of our TimeMass filaments are compatible to replace plastic products manufactured using extrusion, thermoforming, extrusion blowing, injection, 3D printing, blow moulding or blowing manufacturing systems. We have developed several applications using our Timeplast Raw to test the ability of our resin to replicate the functionality of simple plastic products and to be manufactured using traditional plastic processing methods. These include TimePaint (a paint alternative formulated with our Timeplast polymer and water), Timeplast Wrap (a thin, blown film, made from Timeplast Raw, designed to replace conventional non-food plastic wraps) and TimeStraw (our drinking straw, formulated with our Timeplast Raw). While we have developed and sold these products in limited quantities, we ultimately intend to license the technology to make these and other similar products and to sell our resin to licensee, as discussed in “ – Growth Strategy” below.

The Company notes that its product listings are reserved for items that have undergone testing with respect to their functionality for manufacturing, production, and performance and that testing has shown that the products function as intended, which currently include Timeplast Raw, TimeStraw, TimeMass, Pabyss, TimePaint and Timeplast Wrap. Until further testing, none of our products are intended for food contact.

Additional Products

In addition to the development of our Manifester, we continue to expand our TimeMass product line, through our monthly development agreement with String Cubed, to provide a broader range of filaments to expand the possibilities for finished goods such as apparel and industrial applications and, subject to the product-specific testing and regulatory approvals described elsewhere in this Offering Circular, potential future food-contact applications, further demonstrating our commitment to sustainable product solutions.

Growth Strategy

Initially, we developed, manufactured and marketed our products through our website online store. This direct sales approach allowed us to sell directly to consumers and businesses and manufacture products to meet demand. As our products have been further refined and our product portfolio has expanded, we have determined to focus our business on our core research and development efforts to continue grow our product portfolio, primarily through our monthly filament development agreement with String Cubed. At the same time, we plan on building our sales and marketing team to focus on establishing licensing arrangements with commercial customers. We plan to offer to license our manufacturing processes and know how paired with sales of our resin and filaments. We believe this will be a more direct and effective path to gain market traction and eventually a broader market adoption of our technology as a replacement for traditional plastic usage. In light of the longer lead time needed to establish licensing relationships, we believe that our near terms focus on expanding the breadth of our filament portfolio and showcasing the potential for creation and disintegration through our Manifester and Pabyss, respectively, will help generate market awareness and interest in our products and technology that will aid in our efforts to establish licensing relationships.

We intend to actively pursue commercial partnerships and pilot programs across multiple sectors, including:

•	Agriculture and controlled-environment farming

•	Consumer packaged goods and packaging

•	Food service and disposable products

•	Medical and healthcare applications

•	Industrial manufacturing

•	Construction and infrastructure

•	Automotive and transportation

•	Aerospace and aviation

•	Maritime, cruise, and shipping industries

•	Rail and mass transit systems

•	Defense and government applications

•	Space exploration and off-world manufacturing

•	Advanced 3D printing and additive manufacturing

•	Sustainable retail and e-commerce packaging

Over the next 12 months, we intend to focus on scaling our commercial operations, expanding industry adoption, strengthening manufacturing capabilities, and accelerating the global deployment of its programmable, time-controlled materials platform. A primary objective will be the recruitment of experienced industry professionals, engineers, business development leaders, and technical specialists who are knowledgable in sectors where we believe our materials can serve as a superior alternative to conventional plastics. By building a specialized team, we believe we will be able to accelerate customer acquisition, product qualification, and market penetration.

Operationally, we plan to expand our manufacturing readiness by developing strategic relationships with contract manufacturers, compounders, resin distributors, and molding partners capable of producing Timeplast-based products at commercial scale. This will allow us to rapidly transition from pilot projects to full-scale production as demand increases.

We intend to continue investing in research and development to expand the capabilities of the Timeplast platform. This includes improving material performance, increasing processing compatibility with existing manufacturing infrastructure, developing industry-specific formulations, and advancing our programmable dissolution technology to meet the needs of diverse commercial applications, as well as investing in regulatory compliance, quality assurance systems, and certification programs necessary to support deployment in highly regulated sectors such as food contact materials, healthcare, transportation, aerospace, and agriculture.

From a commercial perspective, Timeplast intends to establish a global business development network, targeting strategic partnerships with multinational corporations, government agencies, manufacturers, distributors, and sustainability-focused organizations. The objective is to secure long-term licensing agreements, material supply contracts, and co-development partnerships that accelerate adoption across multiple industries.

Market Overview

The global plastics market size was valued at $533.6 billion in 2025 and is projected to grow from $560.4 billion in 2026 to $832.6 billion by 2034, exhibiting a compound annual growth rate of 5.1% over the period. Moreover, the U.S. plastics market is projected to reach $93.4 billion by 2032, fueled by rising applications in packaging, automotive, and consumer goods. Timeplast aims to disrupt this market by replacing widely-used plastics with our innovative, water-soluble products. This transition supports global efforts towards sustainable materials.

As environmental regulations tighten and consumer preferences shift towards sustainable products. We believe that Timeplast presents a viable alternative to conventional plastics, offering solutions that align with regulatory frameworks and environmental conservation goals.

Competition

The Company faces competition from other sustainable thermoplastic material manufacturing companies, such as Danimer Scientific. There are also other companies in existence capable of making water-soluble plastics, such as Solutom. However, we believe at present that these companies are only capable of making plastic films, rather than high molecular weight rigid pieces. We also believe their products immediately dissolve upon contact with water, meaning we do not believe they can control the dissolution time.

By comparison, we believe Timeplast is the first-ever patented water soluble thermoplastic material capable of being extruded, injected, blown and thermoformed with programmable water resistance. Our materials are more expensive than conventional plastic, but cheaper to make and to manufacture applications than quality-competing materials such as metal, paper and glass. Further, if we are able to increase our volume to a large enough scale, we believe it would bring down the relative costs of our materials compared with competitors.

Outside of the water-soluble space, there are various resins designed to degrade through exposure to UV light from the sun (photodegradation), soil bacteria (biodegradability/compostability), or temperature (thermal degradation). Timeplast’s materials are designed around programmable water solubility, which is a different physical characteristic, and we believe water-triggered dissolution offers practical end-of-life advantages for many applications. The Company has not established that water-soluble materials are exempt from any particular restriction on single-use plastics, and the regulatory treatment of any product may depend on its composition, application and jurisdiction.

Based on our research, the most significant competitor in the thin film space is using seaweed to create plastic that dissolves in water. We believe they will have difficulty scaling because they will reach limitations with this source material compared to Timeplast’s source material - alcohol distilled from food waste - which is abundant and renewable.

Production/Suppliers

The Company key materials are currently sourced from chemical companies around the world and there are currently multiple suppliers from which the Company can purchase key materials. Our products are made mostly from widely-available materials, such as polymerized alcohols, cellulose, and vinegar. However, the pricing and availability of certain polymers that we use in creating our resins are impacted more directly by global supply chain disruptions. Geopolitical tensions in the Middle East have dramatically affected global supply chains, disrupting shipping routes and putting pressure on regional chemical manufacturing infrastructure. The disruption in the Middle East has resulted in rapid price increases globally for these polymers, tightening market availability and significant market uncertainty.

Due to our relatively modest order quantities, we generally purchase our key materials at higher prices. Additionally, if there are shortages of available supply, we may not be able to source key supplies in the quantities that we require to satisfy demand or at all. We are exploring alternatives, including seeking other potential domestic partners or considering the feasibility of our establishing our own polymerization reactor for our polymer needs.

Research and Development

Research and development has been a substantial portion of the Company’s undertaking since inception. The Company’s research and development expenses for the year ended December 31, 2025 were $201,611.

Employees

Timeplast currently has three full-time W-2 employees and engages approximately three to four temporary or independent contract workers.

Intellectual Property

The Company relies on its own intellectual property and its agreements with String Cubed, providing licenses for the key technology underlying our Manifester as well as the technology underlying our TimeMass filaments. Effective as of August 4, 2026, the Company’s agreements with String Cubed were confirmed and restated in a Master Collaboration, Confirmation, Exclusive License, Manufacturing and Supply Agreement (the “Master Agreement”) described below and under “Interest of Management and Others in Certain Transactions.”

Owned Intellectual Property

As of June 30, 2026, the Company has the following patents and patent applications:

Title	Patent Number or Application Serial Number	Description	File Date	Grant Date	Expiration Date	Country
3D Printable Photovoltaic Filament for Solar Energy Generation (1)	19/654,878	Utility patent application (pending)	4/22/2025	n/a	n/a	U.S.
Composition for the Degradation of Plastic	US-9181412-B2	Utility Patent	1/20/14	11/10/15	1/20/2034	U.S.
Copolymer with Programmable Water Solubility	US-10947332-B1	Utility Patent	6/26/20	2/24/21	6/26/2040	U.S.
Upcycling Process for Unsorted Waste Stream	US-10954354	Utility Patent	10/16/20	3/3/21	10/16/2040	U.S.
Process of Transforming a Plastic Extrusion System Into a Dynamic Depolymerization Reactor	US-11180618-B1	Utility Patent	8/5/20	11/3/21	8/5/2040	U.S.
Process of Transforming a Plastic Extrusion System Into a Dynamic Depolymerization (Related Matter)	US-11639424-B1	Utility Patent	10/19/21	4/12/23	10/19/2041	U.S.
Upcycling Process for Unsorted Waste Stream (CIP)	US-11760859-B1	Utility Patent	3/16/21	8/3/23	3/16/2041	U.S.
Copolymer with Programmable Water Solubility (CIP)	US-11851535-B1	Utility Patent	3/29/23	12/6/23	3/29/2043	U.S.

(1)	The owners of this patent application are Timeplast, Inc. and String Cubed, Inc. The photovoltaic technology covered by this application was developed by String Cubed as part of the Manifester technologies and is licensed exclusively to the Company under the Master Agreement described under “Licensed Intellectual Property — The Master Agreement” below. Section 9.1 of the Master Agreement grants the Company an exclusive, worldwide, perpetual license to String Cubed’s Manifester Technologies, and Section 9.2 automatically includes in that license technologies developed by String Cubed for, or incorporated into, the Manifester or the TimeMass filament line, including functional-filament component systems such as photovoltaic zinc nanocrystal loads. Under Sections 7.1 and 15.2 of the Master Agreement, the functional and analog-computing aspects of these technologies fall within the String Cubed field, while the Company retains ownership of its underlying polymer chemistry, formulations and material platform. The parties intend to enter into a patent-specific addendum to the Master Agreement confirming the treatment of this jointly owned application under Sections 9 and 15, including ownership, prosecution responsibility and cost allocation.

The Company currently has the following reported national- and regional-phase patent matters outside the United States:

Title	Patent Number or Application Serial Number	Description	File Date	Grant Date	Expiration Date	Country / Region
Copolymer with Programmable Water Solubility	EPO Application 218279677	Utility patent application; response filed	12/16/2022	N/A	N/A	European Patent Office
Upcycling Process for Unsorted Waste Stream	Japan Application 523118440; Patent 7679104	Utility patent - granted and active	3/30/2023	5/9/2025	Not reported	Japan
Upcycling Process for Unsorted Waste Stream	EPO Application 218806982; Patent 4229121	Utility patent - granted and active	3/31/2023	2/2/2026	Not reported	European Patent Office
Copolymer with Programmable Water Solubility (Divisional)	Japan Application 2026006882	Utility patent application - pending examination	1/19/2026	N/A	N/A	Japan

Title	Patent Owner	Application or Patent No.	Description	File Date	Grant Date	Expiration Date	Country
Copolymer with Programmable Water Solubility	Timeplast, Inc.	Application No. 218279677	Utility patent application (response to examination filed)	December 16, 2022	Pending	N/A (Pending)	Europe (EPO)
Upcycling	Timeplast, Inc.	Patent No. 7679104 (Application No. 523118440)	Utility Patent	March 30, 2023	May 9, 2025	March 30, 2043	Japan
Upcycling	Timeplast, Inc.	Patent No. EP 4229121 (Application No. 218806982)	Utility Patent	March 31, 2023	February 2, 2026	March 31, 2043	Europe (EPO)
Copolymer with Programmable Water Solubility (divisional)	Timeplast, Inc.	Application No. 2026006882	Utility patent application (pending examination)	January 19, 2026	Pending	N/A (Pending)	Japan

(1)	A PCT application does not itself result in an issued patent. Patent protection is granted only by the applicable national or regional office following national- or regional-phase entry. The chart above reflects the international patent matters reported by the Company’s patent counsel as of August 17, 2026 .

The Company also has registered trademarks for Timeplast, Timeplast Plus®, Timeplast Raw® and Pabyss® and has submitted a trademark application for Manifester.

Licensed Intellectual Property

We entered into a development and technology transfer agreement, dated January 20, 2024, with String Cubed, a company that is wholly-owned by our Chief Executive Officer. In exchange for a cash payment by us of $69,350, String Cubed has agreed to develop an initial design phase for two applications for Timeplast:

•	an application utilizing electrosublimation for hydrolyzed materials such as Timeplast’s active resin, and

•	a 4-dimensional capsule for planting and growing seeds without human intervention– this is the technology underpinning our plant fertilizer filaments.

String Cubed has also provided us with a non-exclusive, royalty-free license to two of its patented technologies, set forth below, for the purposes of developing and utilizing the applications. This license grant was originally non-exclusive; under the Master Agreement described below, String Cubed has granted the Company an exclusive, perpetual, worldwide license to all Manifester-related technologies and has covenanted not to license those technologies to any other company. We have also agreed to indemnify and hold harmless String Cubed and its directors, officers, and employees from and against any claims, damages, or liabilities arising from our use of the technologies and applications developed under this agreement. The agreement does not specify a term of the agreement, any termination provisions or a required timeline for completion of the initial design phase for the two applications set forth above.

The patents covered by this agreement are:

Title	Patent Owner	Patent Number	Description	File Date	Grant Date	Expiration Date	Country
5 Dimensional Analog-Automated Object to Grow Seeds Without Human Intervention in Any Environment	String Cubed, Inc.	US 12,564,142 B1	Utility Patent	Nov. 22, 2024	3/3/2026	3/3/2046	U.S.
Vapor Cooling 3D Printing for Bio Active and Heat Labile Materials	String Cubed, Inc.	US 2026/0061664 A1 (Application No. 19/310,058)	Utility Patent (application pending)	Aug. 26, 2025	Pending	N/A (Pending)	U.S.

In addition, we have entered into a monthly filament development agreement, dated as of July 22, 2025, with String Cubed under which String Cubed has agreed to (a) develop and provide one filament formulation per month for evaluation, testing, demonstration, and commercial distribution by us; (b) perform research, development, formulation, and optimization activities related to such filament; and (c) provide reasonable technical support regarding the filament formulations supplied under this Agreement. String Cubed has also granted us a non-exclusive, nontransferable, revocable license to use, market, distribute, and sell the filament formulations during the term of the agreement. As compensation, we pay String Cubed a monthly development fee of $989 under the agreement. The agreement can be terminated by either party upon 30 days written notice. In addition, if the filament subscription program or related commercialization activities generate material revenue, we have agreed to negotiate in good faith with String Cubed to revised compensation terms, including increased monthly fees, royalty arrangements, profit-sharing arrangements, or other commercially reasonable compensation structures.

The Master Agreement

Effective as of August 4, 2026, the Company and String Cubed entered into the Master Agreement, which confirms and restates the January 20, 2024 development and technology transfer agreement and the July 22, 2025 monthly filament development agreement and supersedes the provisions of the July 2025 agreement that contemplated future renegotiation of compensation, including any royalty or profit-sharing arrangements. The January 20, 2024 agreement does not contain a fixed term, an expiration date, an express termination provision, or a fixed completion deadline for the initial design phase for the two applications; instead, it provides that the specifications and development timeline are to be mutually agreed upon by the parties. The deliverables under that agreement, including the initial design phases for both applications, have been completed and delivered, and the Master Agreement confirms their completion and the $69,350 previously paid for them. The monthly filament development arrangement is confirmed and restated as a month-to-month arrangement at a fixed research-and-development fee of $989 per month, which is not a royalty or revenue share; the Company retains 100% of the revenue and profits from TimeMass products, and either party may discontinue the monthly arrangement on 30 days’ written notice.

Under the Master Agreement, String Cubed grants the Company an exclusive, perpetual, worldwide license to all Manifester-related technologies and covenants that it will never license those technologies to any other company. The Company is the exclusive seller of the Manifester device and the sole and exclusive supplier of every material consumed by or with the Manifester, and the Company retains 100% of Manifester materials revenue. String Cubed will exclusively manufacture Manifester hardware and sell completed units to the Company at documented cost, without markup; the Company will retain 70% of the net hardware profit from Manifester device sales, with 30% paid to String Cubed as a hardware-manufacturer fee. The Company will operate the Manifester Object Store as merchant of record and will retain a 30% platform commission on store transactions, with 70% of store receipts paid to the developer of the applicable object (including String Cubed, for objects that it develops). The Master Agreement is perpetual and may not be terminated by either party for convenience or for breach; remedies for breach are limited to damages and injunctive relief, and a party’s technology reverts to it only upon a bankruptcy event of the other party. Each company is required to finance only its own field with its own capital, and neither company may use the proceeds of its securities offerings to fund the other. See “Interest of Management and Others in Certain Transactions — String Cubed” for the approval process and additional information, and Exhibit 6.3 to the Offering Statement for the full text of the Master Agreement, which is incorporated by reference herein.

Certificates

In March 2021, Timeplast received a Certificate of Analysis from Avomeen under method ASTM E1148, reporting that the sample tested was 88.13% water-soluble at room temperature and that the remaining 11.87% was water-swellable. Testing was conducted on calibrated instruments by qualified analysts and documented under Avomeen’s quality system. This analysis measured physical behavior in water and was not a toxicology study. The Company has also received a targeted analysis from Element Materials Technology of six samples for 40 specified PFAS analytes using a modified ASTM D7979-19 method, which reported that the targeted analytes were not detected above the applicable reporting limits in the samples tested; the laboratory noted that the modified method had not been validated at its facility and flagged matrix interference affecting certain internal-standard results. See “Risk Factors” for additional information regarding the Company’s testing plans.

As used in the Avomeen report and in this Offering Circular, “water-swellable” means that the portion of the sample so described absorbed water and entered a hydrated, swollen state without progressing to measurable dissolution under the conditions and duration of the test. In polymer chemistry, dissolution of a polymer typically proceeds in stages: water first penetrates the polymer matrix, producing hydration and swelling and increasing the mobility and separation of the polymer chains, and, where the polymer’s molecular structure and polymer-water interactions permit, the hydrated chains then disentangle and disperse into the surrounding water. Swelling therefore reflects interaction with, and uptake of, water rather than inertness toward water. The significance of the Avomeen result is that 88.13% of the tested sample proceeded to measurable dissolution at room temperature during the test, while the remaining 11.87% absorbed water and swelled but was not classified by the laboratory as dissolved during that test. The result does not establish that the water-swellable portion is permanently water-insoluble; dissolution of polymeric materials is a thermodynamic and kinetic process, and factors such as the volume of water available, exposure time, water exchange or agitation, temperature and exposed surface area may affect the extent and rate of dissolution. These interpretations are the Company’s; the Avomeen study itself establishes 88.13% water solubility at room temperature and water swelling of the remaining 11.87% under the conditions tested.

Regulation

Regulation of single-use plastics and packaging continues to vary significantly by country, state, province, territory, municipality, product category, end use, and material definition. Several major markets, including California, New Jersey, Canada, the European Union, Australia, and New Zealand, have adopted or are implementing restrictions, bans, extended producer responsibility obligations, labeling requirements, recyclability or compostability standards, and other measures affecting single-use plastic products and packaging.

Timeplast believes its water-soluble materials may offer regulatory and environmental advantages compared with conventional single-use plastics. However, the treatment of water-soluble, biodegradable, compostable, bio-based, or otherwise non-conventional polymer materials is not uniform across jurisdictions, and in some markets there may be no general exemption based solely on water solubility, biodegradability, compostability, or reduced environmental persistence. Accordingly, whether a Timeplast material or product is excluded from, subject to, or compliant with a particular restriction will depend on the specific jurisdiction, product format, intended use, labeling, claims made, applicable statutory definitions, and any required testing, certification, registration, or producer-responsibility obligations.

The Company has completed ASTM E1148 testing, the standard test to measure aqueous solubility, and believes that, based on its current understanding, its materials can be sold in many major markets. However, additional testing, certification, legal review, regulatory registration, labeling changes, or third-party validation may be required for certain applications or jurisdictions, including where regulators require proof of compostability, recyclability, biodegradation, toxicity, food-contact suitability, wastewater compatibility, producer responsibility compliance, or other performance characteristics. The Company does not assume that its ASTM E1148 testing alone will satisfy all current or future regulatory requirements in every market.

In certain countries and regions, including portions of South America and other emerging regulatory markets, the applicability of plastic, packaging, waste, environmental, labeling, import, and product-safety requirements remains uncertain without further jurisdiction-specific legal and technical review. The Company may need additional laboratory certifications, documentation, registrations, or approvals before selling particular products in those markets.

These laws and standards are evolving rapidly. If applicable regulations change, if regulators interpret existing laws differently than the Company expects, or if the Company’s materials are determined not to qualify for an exemption or pathway to compliance, the Company may need to modify its products, labeling, marketing claims, supply chain, certifications, target markets, or business model. Any such changes could require additional expense, delay commercialization, limit sales opportunities, or otherwise adversely affect the Company’s business as currently envisioned.

Litigation

On May 1, 2024, stockholders representing 20.4% of the outstanding common stock of the company, including the Eduardo Roberto Lacasa Irrevocable Family Trust, a significant stockholder, filed a complaint against the company and our Chief Executive Officer, including a request for a declaratory judgment related to disputes regarding: (i) whether the Chief Executive Officer’s actions in obtaining a voting proxy in the course of a prior Regulation CF offering initiated in 2023 violated the company’s then operating agreement, (ii) whether the Chief Executive Officer’s actions in using that voting proxy to, among other things, obtain approval of the company’s bylaws violated the operating agreement, and (iii) whether the governing document for the company since January 22, 2024 has been the operating agreement or bylaws. In addition, those shareholders asserted claims against our Chief Executive Officer for an alleged breach of fiduciary duty, for his actions including the voting proxy in the prior 2023-2024 Regulation CF offering, the alleged unauthorized use of such voting proxy, using the funds option in the Regulation CF offering to repay a personal loan for $60,000 and failure to disclose the company’s operating agreement in the connection with the Regulation CF offering. The Company has entered into a settlement agreement to settle this matter. In that settlement, we agreed to amend our Bylaws, which we have done, elect a slate of directors agreed with the plaintiffs when economically feasible, and pay the Eduardo Roberto Lacasa Irrevocable Family Trust $60,000, which has been paid.

In November 2025, a contractual counterparty of the Company (“plaintiff”) filed a breach of contract claim in connection with an agreement that the Company entered into with the plaintiff in 2013 under which plaintiff agreed to fund the Company’s efforts to obtain a patent in connection with a composition developed by the Company in exchange for specified payments upon the licensing or sale of the patent or from income generated by the patented composition. Plaintiff was seeking money damages for all amounts due and owing under the contract, pre-judgment and post-judgment interest and attorney’s fees and costs. On June 30, 2026, the court entered an order approving the parties’ joint stipulation and dismissing all claims in the action with prejudice. The Company paid no damages, settlement amount or other consideration to the plaintiff and incurred only its own defense costs; no claim relating to this matter remains pending, and the dismissed claims cannot be refiled.

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business, including employment related proceedings that to date have resulted in settlements providing total payments of up to $375,000, $75,000 of which has been paid and the remainder of which is subject to certain conditions. Litigation is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the Company’s business. To the knowledge of management, there is no other material litigation or governmental agency proceeding pending or threatened against the company or any of its subsidiaries.

THE COMPANY’S PROPERTY

The Company leases a 2,800 square foot facility in Winter Springs, FL as its principal office space and warehouse space under a 2-year lease expiring April 30, 2027 for a monthly payment of $4,900 (with annual increases) plus taxes. We also manufacture our resin and filaments at this location. In addition, we have been provided an 265 square foot office space at the UCF Business Incubator in Winter Springs, FL, under the University of Central Florida’s Business Incubation Program. We pay a total monthly fee of $657 under this program, of which $357 relates to the office space.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the financial statements and financial condition of Timeplast and results of its operations together with its financial statements and related notes appearing at the end of this Offering Circular.

This discussion contains forward-looking statements reflecting the Company’s current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

Overview

The Company was originally formed on December 3, 2013, in the state of Florida, as Bioplast LLC. On January 16, 2016, the company changed its name from Bioplast LLC to Timeplast LLC. On December 20, 2021, the company converted from an LLC into a C Corp and changed its name from Timeplast LLC to Timeplast Inc. On February 5, 2024, the Company converted from a Florida Corporation to a Delaware Corporation.

The Company is a chemical technology company that specializes in the creation of innovative pathways for the polymerization, copolymerization, and depolymerization of bio-based and synthetic chains.

The Company is still in the process of commercializing and building a customer base for many of its primary products, and to date, has only earned a small amount of revenues.

To date, we have received limited revenue related to sales of our products, primarily our filaments, which we believe will be the primary source of our revenue until we grow our licensing revenues. Other than these sales, the Company has been operating as a research and development company to date. The Company has not focused on selling, but on finding selling avenues.

The accompanying interim financial statements have been prepared on a going concern basis. During the eight months ended August 31, 2026, the Company incurred a net loss of $1,222,892 and used $1,273,054 of cash in operating activities. As of August 31, 2026, the Company had cash of $152,169 and an accumulated deficit of $8,264,574. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the interim financial statements were available to be issued. In September 2026, management implemented cost reductions intended to lower monthly cash expenditures to approximately $50,000. The Company nevertheless remains dependent on proceeds from this Offering, which has no minimum offering amount, and on growth in revenue to continue operations. There are no assurances that the Company will raise sufficient proceeds from this Offering or obtain other capital on acceptable terms. If the Company is unable to obtain sufficient additional capital, it may be required to further reduce or cease operations.

Results of Operations

Revenue

The Company’s revenue increased to $171,108 for the fiscal year ended December 31, 2025 (“Fiscal 2025”) from $48,529 for the fiscal year ended December 31, 2024 (“Fiscal 2024”). Our Fiscal 2025 revenue was attributable almost entirely to sales of our Time Mass filaments through our website, whereas our Fiscal 2024 revenue reflected a combination of filaments and straws. We believe this increase is attributable to both the increase in our filament product base as well as our adoption of a subscription platform to generate repeat revenues. In July 2025, we adopted a subscription model in which we offered customers a monthly filament subscription for a monthly charge of $19.99. Of the Company’s net revenue of $171,108 for Fiscal 2025, $29,945, or approximately 17.5%, was attributable to subscription filament sales.In addition, as of December 31, 2025, we had $35,066 of deferred revenue reflecting payments received in advance of delivery. No single customer represented 10% or more of our Fiscal 2025 revenues. If we are successful in establishing licensing relationships, we expect our revenues to be generated by the licensing of our manufacturing processes, as well as increased sales of resins and filaments to these licensing partners.

Cost of Goods Sold

Costs of goods sold include the cost of equipment, including extruders and spoolers, cost of raw materials, packing materials, freight and delivery, and other variable and fixed overheads.  Our cost of goods sold increased to $141,866 for Fiscal 2025 from $29,306 for Fiscal 2024. Cost of goods sold as a percentage of revenue was 82.9% in Fiscal 2025 compared to 60.4% in Fiscal 2024, with the increase relating to both the lower per unit price in our subscription sales model as well as increased quality assurance costs associate with launching a broad spectrum of new filament materials.

Operating Expenses

The Company’s operating expenses consist of, among other things, compensation for employees, fees for professional services and patents, sales and marketing expenses, research and development expenses, and expenses related to technological partnerships such as partners developing extruders, website and equipment maintenance, and others.

Total operating expenses in Fiscal 2025 were $2,811,418 compared to $1,430,071 in Fiscal 2024. The main components of the increase in expenses were:

•	General and administrative expenses increased by $934,753, from $1,062,965 in Fiscal 2024 to $1,997,718 in Fiscal 2025. The increase was attributable primarily to $913,930 of consulting and platform expense, approximately 98% of which related to the Company’s Regulation CF capital-raising activities, and secondarily to increased office supplies and software, legal settlement payments, accounting costs, contractor labor supporting expanded production, and higher facility costs, partially offset by reduced legal, travel and education expenses and lower non-officer wages. Total contract labor increased by $94,311, from $79,267 in Fiscal 2024 to $173,578 in Fiscal 2025; Fiscal 2025 contract labor consisted of $110,964 classified in general and administrative expense and $62,615 classified in research and development. The Company expanded production through approximately eight independent production contractors, consisting of approximately three full-time-equivalent and five part-time contractors, rather than through employee growth, and non-officer W-2 wages decreased by $36,002, from $44,002 to $8,000. Lease cost increased from $23,350 for month-to-month space in Fiscal 2024 to $34,104 under the Company’s April 2025 lease for its approximately 2,800-square-foot facility. In connection with the expansion from three extruders to twelve, the Company made $91,316 of capitalized equipment additions and depreciation expense increased from $11,025 to $27,551. During fiscal 2025, the Company had one W-2 employee; no new W-2 employees were hired during the period, and the workforce expansion described above was accomplished entirely through independent contractors.

•	A $481,272 increase in sales and marketing expenses reflecting higher social media advertising expenses to increase the visibility of the Company and its products

Offsetting these increases was a slight decrease in research and development expenses of $34,678. This decrease reflects the facts that we developed a significant number of our newer TimeMass filaments in 2024 and early 2025 and have increasing focused on selling those existing filmament in the latter half of 2025.

Net Loss

As a result of the foregoing, the company generated a net loss of $2,779,776 for Fiscal 2025 compared with a net loss of $1,414,186 in Fiscal 2024.

Interim Results of Operations

Eight Months Ended August 31, 2026 Compared to the Eight Months Ended August 31, 2025

The following discussion compares the Company’s results of operations for the eight months ended August 31, 2026 (the “2026 Interim Period”) to the eight months ended August 31, 2025 (the “2025 Interim Period”). The interim financial information is unaudited and was prepared by management on the same basis as the Company’s audited financial statements for Fiscal 2025. Results for the 2026 Interim Period are not necessarily indicative of the results to be expected for the full year ending December 31, 2026.

	Eight months ended August 31, 2026	Eight months ended August 31, 2025	Change
Net revenue	$347,269	$99,852	$247,417
Cost of goods sold	174,218	81,795	92,423
Gross profit	173,051	18,057	154,994
General and administrative	1,059,091	1,570,825	(511,734)
Research and development	95,669	97,032	(1,363)
Sales and marketing	241,518	521,225	(279,707)
Total operating expenses	1,396,278	2,189,082	(792,804)
Other income	335	2,100	(1,765)
Net loss	$(1,222,892)	$(2,168,925)	$946,033
Net loss per share, basic and diluted	$(0.03)	$(0.05)	—

Revenue

Net revenue increased to $347,269 for the 2026 Interim Period from $99,852 for the 2025 Interim Period, an increase of $247,417, or approximately 248%. Substantially all revenue in both periods consisted of sales of TimeMass filaments and related products through the Company’s online store, together with sales through PayPal and, to a lesser extent, eBay and Amazon. Revenue for the 2026 Interim Period includes $35,066 of deferred revenue that was recorded at December 31, 2025 for subscription and other orders paid before year end and delivered in early 2026. Revenue for the 2025 Interim Period is presented after a $20,865 reduction for the write-off, in January 2025, of accounts receivable that had been recorded at December 31, 2024 and that management determined did not represent amounts due from customers; before that write-off, revenue for the 2025 Interim Period was $120,717.

Management attributes the increase in revenue primarily to the larger number of TimeMass filament products available for sale, the monthly filament subscription program launched in July 2025, which generates recurring orders, and digital advertising spending in the second half of 2025 and the first months of 2026 that built the Company’s customer base. Revenue in the 2026 Interim Period also benefited from fulfillment of orders paid at the end of 2025. No single customer represented 10% or more of revenue in either period.

Cost of Goods Sold and Gross Profit

Cost of goods sold was $174,218 for the 2026 Interim Period compared to $81,795 for the 2025 Interim Period. Cost of goods sold consists of raw materials and production supplies consumed, finished products purchased for resale, and shipping, postage and fulfillment costs. Shipping and fulfillment costs increased to $115,403 from $24,570, reflecting the larger number of orders shipped, including monthly subscription shipments. Raw materials and production supplies charged to cost of goods sold were $58,266 compared to $57,225; raw-material purchases during the 2026 Interim Period totaled $90,988, of which approximately $32,700 remained in inventory at August 31, 2026. Cost of goods sold for the 2025 Interim Period also included a $14,603 reduction of inventory to management’s count at June 30, 2025.

Gross profit increased to $173,051, or 49.8% of net revenue, for the 2026 Interim Period from $18,057, or 18.1% of net revenue, for the 2025 Interim Period. The improvement in gross margin reflects the higher sales volume over which fixed production costs were spread, the absence in 2026 of the inventory reduction recorded in 2025, and the fact that raw materials purchased in 2026 that remained on hand at period end were recorded as inventory.

Operating Expenses

Total operating expenses decreased to $1,396,278 for the 2026 Interim Period from $2,189,082 for the 2025 Interim Period, a decrease of $792,804, or approximately 36%.

General and administrative expenses decreased by $511,734, from $1,570,825 to $1,059,091. Capital-raising and offering-related costs decreased by $774,094, from $887,608 in the 2025 Interim Period, when the Company was conducting its 2024-2025 Regulation Crowdfunding offering and incurred platform, marketing-advisory and consulting fees payable to the broker-dealer and its affiliates, to $113,514 in the 2026 Interim Period, which relates to preparation of this Offering. The 2025 Interim Period also included $60,000 of legal settlement payments and $92,355 of legal fees, compared to no settlement payments and $55,431 of legal fees in the 2026 Interim Period. These decreases were partially offset by increases in salaries, payroll taxes and benefits, contract labor and consultants, accounting, audit and tax fees, occupancy, utilities and repairs, payment-processing fees, and depreciation.

Research and development expenses were substantially unchanged at $95,669 compared to $97,032. Sales and marketing expenses decreased by $279,707, from $521,225 to $241,518, as management reduced paid digital advertising to $158,885 from $453,859.

Other Income and Net Loss

Other income, consisting of credit card rewards, was $335 for the 2026 Interim Period compared to $2,100 for the 2025 Interim Period. The Company had no interest expense in either period and recorded no income tax benefit because its deferred tax assets are fully offset by a valuation allowance.

As a result of the foregoing, the Company’s net loss decreased to $1,222,892, or $(0.03) per share, for the 2026 Interim Period from $2,168,925, or $(0.05) per share, for the 2025 Interim Period.

Liquidity and Capital Resources

Our cash was $152,169 as of August 31, 2026, compared to $1,291,507 as of December 31, 2025. Of the $405,276 due from the broker-dealer at December 31, 2025 in connection with the 2025 Regulation Crowdfunding offering, $208,463 was remitted to the Company in cash on February 19, 2026 and the remainder was applied to the broker-dealer’s fees, escrow-agent fees, investor refunds and bank charges, settling the related $196,763 accrued liability. No amounts remain due from or to the broker-dealer. We had $135,950 of inventory at August 31, 2026. Our total liabilities as of August 31, 2026 were $38,133, and we had total stockholders’ equity of $673,923, reflecting an accumulated deficit of $8,264,574, and working capital of $256,301. The Company currently has no outstanding debt.

Fiscal Years Ended December 31, 2025 and 2024

Since inception, the Company has funded its operations primarily through sales of its common stock, including in its Regulation Crowdfunding offerings, and to a lesser extent through product sales. Our cash increased to $1,291,507 at December 31, 2025 from $67,867 at December 31, 2024, and our working capital was $1,504,189 at December 31, 2025, compared to $151,426 at December 31, 2024. Current assets at December 31, 2025 included $405,276 of offering proceeds due from the broker-dealer, which was settled in February 2026 as described below. Total liabilities were $307,327 at December 31, 2025, including $196,763 of accrued offering-related fees and costs, compared to $1,909 at December 31, 2024.

Net cash used in operating activities was $2,919,535 in fiscal 2025, compared to $1,637,982 in fiscal 2024. The increase reflects our larger net loss in fiscal 2025 of $2,779,776, compared to $1,414,186 in fiscal 2024, driven principally by the costs of our 2024-2025 Regulation Crowdfunding offering and higher sales and marketing expenses, together with the $405,276 of offering proceeds held by the broker-dealer at year end, partially offset by increases in accrued expenses of $196,763 and deferred revenue of $35,066. Net cash used in operating activities in fiscal 2024 included $153,373 of interest paid on convertible notes.

Net cash used in investing activities was $129,337 in fiscal 2025, compared to $147,412 in fiscal 2024, consisting of purchases of property and equipment, including filament extruders and other production equipment, of $91,316 and $88,382, respectively, and patent and trademark costs of $38,021 and $59,030, respectively.

Net cash provided by financing activities was $4,272,512 in fiscal 2025, consisting of net proceeds from the sale of 2,509,859 shares of common stock in our 2024-2025 Regulation Crowdfunding offering (gross proceeds of $4,644,513, less $389,054 of issuance costs, plus collection of a $17,053 subscription receivable). In fiscal 2024, net cash used in financing activities was $134,357, as net proceeds of $365,643 from the sale of common stock were more than offset by the repayment of $500,000 of convertible notes.

As a result, our cash increased by $1,223,640 in fiscal 2025, after decreasing by $1,919,751 in fiscal 2024. In both years our liquidity depended principally on proceeds from the sale of our securities, and, as described below for the eight months ended August 31, 2026, we continue to depend on the proceeds of this Offering to fund our operations.

2026 Interim Period

During the 2026 Interim Period, net cash used in operating activities was $1,273,054, compared to $1,899,562 in the 2025 Interim Period, and net cash used in investing activities was $74,747, compared to $80,816 in the 2025 Interim Period. Net cash provided by financing activities was $208,463 in the 2026 Interim Period, representing collection of offering proceeds held by the broker-dealer’s escrow agent, compared to $3,871,934 of net offering proceeds received in the 2025 Interim Period. The Company did not issue any shares during the 2026 Interim Period.

Excluding the February 2026 escrow remittance, the Company’s net cash outflows averaged approximately $168,000 per month during the 2026 Interim Period. In September 2026, management implemented cost reductions intended to lower monthly cash expenditures to approximately $50,000, including pausing paid digital-marketing programs, reducing contract and administrative staff, suspending raw-material and equipment purchases, and capping legal and discretionary spending. At that reduced spending level, and before any proceeds of this Offering, the Company’s cash at August 31, 2026, together with cash generated from product sales, was expected to fund operations for approximately three months. The Company is therefore dependent on the proceeds of this Offering, which has no minimum offering amount, and on growth in revenue to continue operations, and it may need to seek debt or equity financing from other sources, which may not be available on acceptable terms or at all.

The Company requires the continued infusion of new capital to continue business operations. The company has conducted the following offerings under Regulations Crowdfunding to provide working capital to its business:

Offering Type	Dates Offering Conducted	Type of Shares Offered	Total Shares Issued*	Gross Proceeds**
Regulation CF Offering	June 2022 to June 2023	Common Stock	5,357,960	$4,917,638.00
Regulation CF Offering	September 2024 to July 2025	Common Stock	2,799,507	$4,849,873.36

*	Including the issuance of Bonus Shares.

**	Excluding investor fees or processing fees.

The Company plans to continue to try to raise additional capital through this Offering, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Management believes that, if the Company raises the maximum offering amount and receives the anticipated net proceeds, those proceeds, together with the Company’s existing cash, will be sufficient to satisfy the Company’s cash requirements for at least the next 12 months, including planned payroll and hiring, research and development, manufacturing equipment and capacity, raw materials and inventory, intellectual-property prosecution and maintenance, marketing, facility and occupancy costs, and legal, audit, accounting and compliance costs. This Offering has no minimum offering amount, however, and there is no assurance that the Company will raise the maximum amount. If the Company raises materially less than the maximum, the Company expects that it would reduce or defer hiring, delay research and development projects and equipment purchases, reduce marketing expenditures, slow its manufacturing expansion and prioritize or defer projects based on available capital, and it may need to seek additional debt or equity financing, which may not be available on acceptable terms or at all.

The Company’s historical operating losses and negative operating cash flow have created substantial doubt about its ability to continue as a going concern absent additional capital. Management’s principal plans to mitigate that doubt are completion of this Offering; controlled hiring and capital spending; expansion of filament revenue; continued development of licensing opportunities; production-efficiency improvements; strategic adjustment of marketing spending; and prioritization or deferral of projects depending on available capital. The Company’s largest expected cash requirements over the next 12 months are research and development and product testing (approximately 40% of expected spending); payroll and hiring (approximately 20%); manufacturing equipment and capacity; raw materials and inventory; patent prosecution, maintenance and other intellectual-property costs; marketing and customer acquisition; facility and occupancy expenses; legal, audit, accounting and compliance costs; and other operating working capital.

The Company’s filament products are expected to remain its primary source of revenue until licensing revenues grow. Filament sales to date have been limited in part because the Company has intentionally followed a controlled commercialization strategy while it evaluates extrusion equipment, manufacturing space and staffing requirements, process repeatability and batch-to-batch consistency, quality-control procedures, packaging and fulfillment requirements, and the level of demand that existing production capacity can support. Sales are primarily direct-to-consumer and are significantly influenced by the amount the Company spends on Meta and other digital advertising, and management has intentionally moderated advertising spending while the Company improves its manufacturing processes and determines the capacity needed to support larger order volumes. These limiting factors are expected to continue until the Company has additional capital, equipment, trained staff and production capacity. If the Company cannot successfully scale filament production and sales, it could experience continued operating losses, slower revenue growth, reduced liquidity, delays in hiring and capital expenditures, and a need for additional financing, and there can be no assurance that increased marketing expenditure will produce sufficient profitable sales.

The Company currently has no outstanding debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets out the Company’s officers and directors.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/Part Time
Executive Officers (1):
Manuel Rendon*	Chief Executive Officer, Chief Technology Officer	38	Jan. 2016 until present.	Full time
Directors (1) (2):
Manuel Rendon	Director	38	Jan. 2016 until present.

(1)	Mr. Rendon is currently working full-time for us but may in the future devote other time to his other endeavors.
(2)	Once the Company has adequate capitalization the Company is required to increase the size of its Board of Directors to three pursuant to its Bylaws. See “Interest of Management and Others in Certain Transactions – Litigation” and “Securities Being Offered - Provisions of Note in the Company’s Subscription Agreement and Bylaws – Directors”. Above and below is the information for one of the individuals (Manuel Menendez) listed in the Bylaws to be appointed as directors in the future. The other individual listed in the Bylaws has advised us that he declines our offer to serve as a director.

Manuel Rendon: Founder, Chief Executive Officer, Chief Technology Officer, and Director

Manuel Rendon is a certified/awarded polymer science inventor and entrepreneur. He graduated as an Environmental Engineer with a major in Chemistry from Tachira Experimental University. He was an executive at PepsiCo from May 2014 – January 2016 as the National Environmental Coordinator. He has been Chief Executive Officer at Timeplast from January 2016 to the present. In 2023, he formed String Cubed, a product development company of which he is founder and sole owner. Mr. Rendon has made significant contributions in the field of sustainable materials. He invented a bio-based, water-soluble plastic with time-programmable water resistance, and a liquid solution that molecularly disintegrates and up-cycles fossil-based plastics. With these innovations, he founded Timeplast, aiming to bring novel, practical solutions to the plastic pollution problem. Recognizing his important work, the United States Citizenship and Immigration Services (USCIS) awarded him a National Interest visa. Furthermore, his former employer, PepsiCo, acknowledged his efforts with a Best Practices Award. His work represents a promising step forward in the battle against environmental pollution.

Once the Company has adequate capitalization the Company intends to increase the size of its Board of Directors to three. See “Interest of Management and Others in Certain Transactions – Litigation” and “Securities Being Offered - Provisions of Note in the Company’s Subscription Agreement and Bylaws – Directors”. Below is the information for one of the individuals listed in the Bylaws that are expected to be appointed as directors in the future. The other individual listed in the Bylaws has advised us that he declines our offer to serve as a director.

Manuel E. Menendez

Mr. Menendez serves as Chief Executive Officer of Chrysalis Health, where he oversees all business operations across Florida. He has more than 30 years of experience in the behavioral healthcare industry, with extensive expertise in the development and management of mental health and substance abuse treatment programs.

Over the past five years, Mr. Menendez has led Chrysalis Health’s operational strategy, program expansion, and clinical service delivery. Prior to his current role, he served as Executive Director and Board Member of Crawford Center d/b/a The Chrysalis Center from 1999 until the organization transitioned to a for-profit entity in 2006 as Chrysalis Health.

Mr. Menendez has expressed interest in potentially joining the Board of Directors after the Company achieves adequate capitalization, but he has not agreed, consented or committed to serve as a director, and he intends to evaluate the Company’s condition at that time before making a decision. Accordingly, no person other than Mr. Rendon has been chosen to become a director. Mr. Younkman, who is also identified in the Company’s bylaws, has advised the Company that he declines to serve as a director.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2025 the Company compensated its executive officer as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)*	Total compensation ($)
Manuel Rendon	Founder, Chief Executive Officer, Chief Technology Officer, and Director	$350,000	$58,000	$408,000

*	The board of directors approved an annual salary for Mr. Rendon of $350,000 on a net, or after tax, basis. This amount reflects the amount of taxes associated with that net salary.

We did not compensate our director in his capacity as a director.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of this Offering Circular the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of the Company’s capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of the Company’s capital stock:

Beneficial owner	Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Manuel Rendon (sole director and officer)	Common Stock	Manuel Rendon	11,540,000 shares	8,157,467 Shares (3)	40.9%
Eduardo Roberto Lacasa Irrevocable Family Trust	Common Stock	(4)	7,000,000 shares		14.5%
Manuel E. Menendez	Common Stock	Manuel E. Menendez	7,000,000 shares		14.5%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o Timeplast, Inc., 1000 Belle Ave, Suite 1040, Winter Springs, FL 32708.

(2)	Based on 48,157,467 shares of Common Stock outstanding.

(3)	Represents the 5,357,960 shares of Common Stock sold in our 2022-2023 Regulation CF offering and the 2,799,507 shares of Common Stock sold in our 2024-2025 Regulation CF offering that Mr. Rendon, as Chief Executive Officer, has voting control over pursuant to proxy in the subscription agreement governing that offering.

(4)	Beneficial owners are Eduardo R. Lacasa, as Trustee, Silvia Lacasa, Roberto Lacasa and Christina Lacasa.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Loans with Related Parties

In January 2024, the company paid $60,000 to pay-off a personal loan of the Chief Executive Officer. The loan was obtained by the Chief Executive Officer in 2022 and the Chief Executive Officer’s equity interest in the Company was held as collateral against the loan. The Company adjusted the accrued payroll of the Chief Executive Officer amounting to $43,600 as of December 31, 2023 and the Chief Executive Officer paid the remaining balance to the Company on May 22, 2024.

As of December 31, 2025, Mr. Rendon owed the Company $5,906, representing amounts advanced by the Company for business-related expenditures that were in excess of amounts incurred. The balance is unsecured, non-interest bearing, and due on demand.

String Cubed

On January 20, 2024, the company entered into a development and technology transfer agreement with String Cubed Inc., a company owned by our CEO Manuel Rendon and where he is the sole officer and director. Under the agreement, String Cubed will develop an initial design phase for two applications for Timeplast: (a) an application utilizing electrosublimation for hydrolyzed materials such as Timeplast’s active resin, and (b) a 4-dimensional capsule for planting and growing seeds without human intervention called Bloominite, an object designed in a unique way through 3D printing intended to provide seeds with the right amount of water and nutrients needed to thrive. In exchange, String Cubed will grant Timeplast a license to the two of its patented technologies needed for the development of the applications. As compensation, Timeplast agreed to pay String Cubed a flat fee of $69,350, which has been paid.

In addition, we have entered into a monthly filament development agreement, dated as of July 22, 2025, with String Cubed under which String Cubed has agreed to (a) develop and provide one filament formulation per month for evaluation, testing, demonstration, and commercial distribution by us; (b) perform research, development, formulation, and optimization activities related to such filament; and (c) provide reasonable technical support regarding the filament formulations supplied under this Agreement. String Cubed has also granted us a non-exclusive, nontransferable, revocable license to use, market, distribute, and sell the filament formulations during the term of the agreement. As compensation, we pay String Cubed a monthly development fee of $989 under the agreement. The agreement can be terminated by either party upon 30 days written notice. In addition, if the filament subscription program or related commercialization activities generate material revenue, we have agreed to negotiate in good faith with String Cubed to revised compensation terms, including increased monthly fees, royalty arrangements, profit-sharing arrangements, or other commercially reasonable compensation structures. Total purchases of research and development materials under this agreement amounted to $7,912 for the year ended December 31, 2025.

The Master Agreement

Effective as of August 4, 2026, the Company and String Cubed entered into the Master Collaboration, Confirmation, Exclusive License, Manufacturing and Supply Agreement described under “Our Company’s Business — Intellectual Property — Licensed Intellectual Property — The Master Agreement.” The Master Agreement confirms and restates the January 2024 and July 2025 agreements described above, supersedes the compensation-renegotiation provisions of the July 2025 agreement, and governs the parties’ Manifester collaboration going forward, including the exclusive license of Manifester-related technologies to the Company, hardware manufacturing and supply at documented cost, the 70%/30% allocation of net hardware profit between the Company and String Cubed, the Company’s retention of 100% of Manifester materials revenue, and the Company’s operation of the Manifester Object Store as merchant of record with a 30% platform commission. The Master Agreement confirms, based on the Company’s product-level sales records, that all of the Company’s net revenue for the fiscal years ended December 31, 2024 ($48,529) and December 31, 2025 ($171,108) was attributable to TimeMass filament products developed and supplied by String Cubed under the January 2024 agreement and the monthly filament development arrangement described above.

Manuel Rendon, the Company’s founder, Chief Executive Officer and sole director, is also the founder, sole owner, sole officer and sole director of String Cubed. Mr. Rendon therefore has a direct financial interest on both sides of the Master Agreement, and he executed the Master Agreement on behalf of both companies in his respective officer capacities. The Master Agreement was approved on behalf of the Company by its sole director, with the conflicting interest disclosed, and by holders of a majority of the Company’s outstanding voting shares acting by written consent in accordance with the Company’s bylaws and Section 228 of the Delaware General Corporation Law, following written notice to all shareholders and the minimum consideration periods required by the bylaws, in a manner intended to comply with Section 144 of the Delaware General Corporation Law; shares held by Mr. Rendon and his affiliates were excluded in determining disinterested approval. String Cubed approved the Master Agreement by written consent of its sole director and sole shareholder in accordance with Section 607.0832 of the Florida Business Corporation Act. In connection with these approvals, the companies engaged an independent advisor to review the transaction and deliver a fairness memorandum, and they have documented the market basis for the Master Agreement’s pricing and revenue splits, including the hardware-manufacturer fee and the platform commission, which is benchmarked to prevailing application-store rates.

The Master Agreement requires each company to finance only its own field with its own capital: the Company may not use proceeds of this Offering to fund String Cubed, and String Cubed may not use proceeds of its securities offerings to fund the Company. Payments between the companies are limited to consideration for goods, services, licenses and rights actually provided under the Master Agreement, and each company is required to describe the relationship, Mr. Rendon’s dual roles, and the historical and ongoing payments accurately in its own offering materials and regulatory correspondence. Notwithstanding the approval procedures described above, the terms of the Master Agreement were not negotiated at arm’s length between independent parties, and investors should assume that conflicts of interest between the Company and String Cubed are structural and continuing. See “Risk Factors.”

Please see Exhibits 6.1, 6.2 and 6.3 to the Offering Statement of which this Offering Circular is a part for the full terms of these agreements, which are incorporated by reference herein.

Litigation

The Company has entered into a settlement agreement to settle claims brought by certain stockholders, including the Eduardo Roberto Lacasa Revocable Family Trust, a significant stockholder of the Company. In that settlement, we agreed to:

•	amend our Bylaws, which we have done,

•	elect a slate of directors agreed with the plaintiffs when economically feasible, one of which would include Mr. Menendez, another significant stockholder of the Company, and

•	pay the Eduardo Roberto Lacasa Revocable Family Trust $60,000, which has been paid.

SECURITIES BEING OFFERED

General

The following description summarizes important terms of the Company’s capital stock. We refer you to the Company’s Certificate of Incorporation, as amended to date, and its Bylaws, copies of which are filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of Timeplast’s capital stock, you should refer to the Articles of Incorporation and the Bylaws, along with applicable provisions of Delaware Corporation Law.

The Company is offering Common Stock in this offering. Investors in Common Stock in this offering will be required to sign an irrevocable proxy, which will restrict their ability to vote. The proxy will remain in effect until the Company’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Company’s Common Stock. Investors in our offering of Common Stock under Regulation CF were also required to grant a proxy on the same terms.

The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock, par value at $0.0001 per share.

As of June 30, 2026, the Company had 48,157,467 shares of Common Stock outstanding.

Common Stock

Dividend Rights

Holders of our Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The investors in Common Stock in this offering will be required to grant a proxy to the Company’s Chief Executive Officer, described in greater detail below under “Proxy.”

Right to Receive Liquidation Distributions

In the event of the Company’s liquidation, dissolution, or winding up, holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities.

Rights and Preferences

Holders of our Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company’s Common Stock.

The rights, preferences and privileges of the holders of the Company’s Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any additional classes of stock that we may designate in the future.

Proxy

Each investor in our Common Stock will be required, pursuant to the terms of the subscription agreement, to grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the Company’s Chief Executive Officer. That will limit investors’ ability to vote their shares of Common Stock until the events specified in the proxy, which include the Company’s IPO or acquisition by another entity, which may never happen. In appointing the Company’s Chief Executive Officer as its true and lawful proxy, each investor also gives the Chief Executive Officer the power to (i) give and receive notices and communications, (ii) execute any instrument or document that the Chief Executive Officer determines is necessary or appropriate in the exercise of its authority under this instrument, and (iii) take all actions necessary or appropriate in the judgment of the Chief Executive Officer for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual stockholder and will survive the merger or reorganization of an entity stockholder. The proxy will terminate upon the closing of a firm commitment underwritten public offering of Common Stock pursuant to an effective registration statement under the Securities Act or the effectiveness of a registration statement under the Securities Exchange Act of 1934, as amended, covering the Common Stock.

Provisions of Note in the Company’s Subscription Agreement and Bylaws

Directors

Other than the initial directors, no additional persons shall be nominated, elected, or appointed to the Board of Directors (nor shall the authorized number of directors be increased) until such time as the Company has achieved adequate capitalization to obtain directors’ and officers’ liability insurance on commercially reasonable terms for the benefit of its directors. The Bylaws provide that once the Company has adequate capitalization, the initial board of directors shall be expanded to include the following:

(a) Manuel Rendon,

(b) Manuel E. Menendez

(c) Dan Younkman

Mr. Younkman has advised us that he declines the offer to serve as a director and we expect the remaining directors to fill the vacancy at the appropriate time.

Mr. Menendez has likewise not consented or committed to serve as a director; he has expressed interest in evaluating a Board role after the Company achieves adequate capitalization. If either individual identified in the Bylaws does not serve, the Bylaws’ procedures for filling vacancies on the Board of Directors will apply.

Annual Budget

The Board of Directors shall adopt a budget for the Company at least once per fiscal year, provided that, in the event that the Board of Directors fails to pass a budget, the Company shall adopt the prior year’s budget increased by the greater of (a) 20%, (b) the percentage that Company revenues increase from the prior fiscal year, or (c) the percentage that the Company’s valuation increased from the prior fiscal year. Notwithstanding the foregoing, until such time as a new Board of Directors is duly constituted, the annual budget shall be presented by the CEO for review by the shareholders at the annual meeting of shareholders, and the CEO shall have full authority to implement and administer the budget following such shareholder review.

Hiring of Additional Employees

The CEO has the general and active management of the business and affairs of the Corporation subject to the directions of the Board of Directors. To the extent that any position has been approved by the Board of Directors, then the CEO will be entitled to interview and hire candidates for such position with discretion over the terms of such employment provided that such terms are in accordance with the approved budget. Notwithstanding any other provision in these Bylaws, the CEO specifically shall have the authority and discretion to take the following actions without consent of the Board of Directors (a) any actions or agreements that are in the ordinary course of the Corporation’s business; (b) any actions or agreements that are either (i) that are within the amounts allocated in the Budget, or (ii) to the extent not allocated for in the Budget, that do not impose obligations on the Corporation in excess of $200,000 per annum (provided that, the Board of Directors shall evaluate this amount on an annual basis, and shall have the power and authority to increase such contingency amount in proportion to the increase, if any, in the Company’s valuation. , or (c) hiring and firing of employees that do not earn more than $150,000.00 per annum inclusive of benefits, provided that, (1) this does discretion does not include equity compensation, and (2) the candidate has the appropriate background and experience for such position. The threshold amounts listed above (b) and (c) are based on a current valuation of $40,000,000.00, and shall increase in proportion to the growth in the Company’s valuation. The CEO shall preside at all meetings of the shareholders and, unless a Chairman of the Board of Directors has been elected and is present, shall preside at all meetings of the Board of Directors.

Conflicts of Interest

No contract or other transaction between this Company and the CEO or any other corporation, firm, association or entity in which the CEO is interested, shall be either void or voidable because of such relationship or interest or because the CEO authorizes, approves or ratifies such contract or transaction or because his, her or their votes are counted for such purpose, if:

(a) The fact of such relationship or interest is disclosed to the Board of Directors at least 10 days prior the Company’s execution or performance of such contract or transaction; and

(b) If shareholder consent is required for the contract or other transaction, the fact of such relationship or interest is disclosed to the shareholders entitled to so vote (or to such Shareholder’s proxy holder, if applicable) least 10 days prior the Company’s execution or performance of such contract or transaction; and

(c) The contract or transaction is fair and reasonable to the Corporation and is on terms which are competitive and comparable with terms charged and/or received by the Corporation by independent third-parties.

Non-Capital Dilution

In the event that the Company desires to issue shares for less than the fair market value consideration for such shares (as determined by the Board) to attract new (as in not currently employed) executives, officers, or other key employees for the Company, and such shares would be dilutive to the existing shareholders, then such issuance must be approved by a 2/3rds majority of the Board. Until the Board of Directors is expanded beyond a single member, no such equity compensation issuance shall be made by the Company unless approved by a majority of the shareholders.

Forum Selection Provision

Article XIII of the Company’s Bylaws, as amended, provides that the circuit courts in Seminole County, Florida is the exclusive forum for all internal corporate claims, which includes claims:

•	that are based upon a violation of a duty by a current or former director, officer or stockholder in such capacity,

•	between shareholders of the Company if the dispute is with respect to Company, and

•	between the Company and any of its shareholders.

However, for any claim asserting an action under federal securities laws, the federal district courts of the United States will be the exclusive forum.

Further, under Section 7 of the subscription agreement investors will agree, for the resolution of disputes arising under the subscription agreement, that federal and state courts in Florida are the exclusive forums for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including suits, actions and proceeded brought under the federal securities laws.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over Exchange Act actions. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, while both state and federal courts have jurisdiction to entertain Securities Act claims; there is uncertainty whether a court would enforce such a provision with respect to Securities Act claims. While courts in Delaware have determined that such choice of forum provisions are facially valid under Delaware law, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to assert the validity and enforceability of these exclusive forum provisions. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Agreement, including any claim under federal securities laws. By signing the subscription agreement, an investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

The Company will be required to make annual and semi-annual filings with the SEC. The Company will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. The Company will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. The Company will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors, or certain types of capital-raising. The Company will be required to keep making these reports unless it files a Form 1-Z to exit the reporting system, which it will only be able to do if it has less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, the Company will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the Company’s recent financial statements.

The Company may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

Relaxed Ongoing Reporting Requirements

If the Company becomes a public reporting company in the future, it will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which the Company refers to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as the Company remains an “emerging growth company,” the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in the Company’s periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If the Company becomes a public reporting company in the future, the Company expects to take advantage of these reporting exemptions until it is no longer an emerging growth company. The Company would remain an “emerging growth company” for up to five years, although if the market value of its Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, the Company would cease to be an “emerging growth company” as of the following December 31.

If the Company does not become a public reporting company under the Exchange Act for any reason, the Company will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, the Company will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and its shareholders could receive less information than they might expect to receive from more mature public companies.

48

Timeplast, Inc.

Interim Financial Statements

As of August 31, 2026 and for the Eight Months Ended August 31, 2026 and 2025

(Unaudited)

Timeplast, Inc. | 1000 Belle Ave, Unit 1040, Winter Springs, Florida 32708

Timeplast, Inc.

Timeplast, Inc.

Management's Statement on the Interim Financial Statements

The accompanying balance sheet of Timeplast, Inc. (the "Company") as of August 31, 2026, and the related statements of operations, changes in stockholders' equity and cash flows for the eight months ended August 31, 2026 and 2025, together with the related notes, were prepared by management. Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design and maintenance of internal control relevant to their preparation.

These interim financial statements, including the comparative information for the eight months ended August 31, 2025, are unaudited and have not been audited or reviewed by an independent accountant. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included. The results of operations for the eight months ended August 31, 2026 are not necessarily indicative of the results to be expected for the full year. The balance sheet as of December 31, 2025 has been derived from the Company's audited financial statements, which should be read together with these interim financial statements.

Timeplast, Inc.

Manuel Rendon
Chief Executive Officer, principal financial officer, principal accounting officer, and sole director

Date: October 14, 2026

Timeplast, Inc.

Balance Sheets

As of August 31, 2026 and December 31, 2025

(USD $)

	August 31, 2026
	(Unaudited)	December 31, 2025
ASSETS
Current Assets:
Cash	$152,169	$1,291,507
Inventory	135,950	87,278
Due from officer	6,315	5,906
Due from broker-dealer	-	405,276
Prepaid expenses	-	4,326
Total Current Assets	294,434	1,794,293

Property and equipment, net	193,324	155,059
Right-of-use assets - operating leases	33,853	66,616
Intangibles, net	190,445	188,174
Total Assets	$712,056	$2,204,142

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accrued expenses	$989	$196,763
Deferred revenue	-	35,066
Credit cards	7,365	8,378
Lease obligation - operating leases - current	29,779	49,897
Total Current Liabilities	38,133	290,104

Lease obligation - operating leases - noncurrent	-	17,223
Total Liabilities	38,133	307,327

STOCKHOLDERS' EQUITY
Common stock, $0.0001 par value; 60,000,000 and 50,000,000 shares authorized; 48,157,467 shares issued and outstanding	$4,816	$4,816
Additional paid-in capital	9,477,021	9,477,021
Equity issuance costs	(543,340)	(543,340)
Accumulated deficit	(8,264,574)	(7,041,682)
Total Stockholders' Equity	673,923	1,896,815

Total Liabilities and Stockholders' Equity	$712,056	$2,204,142

December 31, 2025 amounts are derived from the audited financial statements.

See accompanying notes to the interim financial statements.

Timeplast, Inc. | Interim Financial Statements (Unaudited)	F-1

Timeplast, Inc.

Statements of Operations

For the Eight Months Ended August 31, 2026 and 2025

(USD $, unaudited)

	2026	2025
Net Revenue	$347,269	$99,852
Cost of Goods Sold	174,218	81,795
Gross Profit	173,051	18,057

Operating expenses
General and Administrative	1,059,091	1,570,825
Research and Development	95,669	97,032
Sales and Marketing	241,518	521,225
Total operating expenses	1,396,278	2,189,082

Net Operating Loss	(1,223,227)	(2,171,025)

Interest Expense	-	-
Other Income	335	2,100
Loss before provision for income taxes	(1,222,892)	(2,168,925)
Benefit/(Provision) for income taxes	-	-
Net Loss	($1,222,892)	($2,168,925)

Weighted-average common shares outstanding, basic and diluted	48,157,467	46,257,317
Net loss per share, basic and diluted	$(0.03)	$(0.05)

See accompanying notes to the interim financial statements.

Timeplast, Inc. | Interim Financial Statements (Unaudited)	F-2

Timeplast, Inc.

Statements of Changes in Stockholders' Equity

For the Eight Months Ended August 31, 2025 and 2026

(USD $, unaudited)

		Common	Additional		Equity		Total
		stock	paid-in	Subscription	issuance	Accumulated	stockholders'
	Shares	($0.0001 par)	capital	receivable	costs	deficit	equity
Balance, December 31, 2024	45,647,608	4,565	4,832,759	(17,053)	(154,286)	(4,261,906)	404,079
Issuance of common stock, net (Note 10)	2,509,859	251	4,644,262	17,053	(389,054)	-	4,272,512
Net loss	-	-	-	-	-	(2,168,925)	(2,168,925)
Balance, August 31, 2025	48,157,467	4,816	9,477,021	-	(543,340)	(6,430,831)	2,507,666

Balance, December 31, 2025	48,157,467	4,816	9,477,021	-	(543,340)	(7,041,682)	1,896,815
Net loss	-	-	-	-	-	(1,222,892)	(1,222,892)
Balance, August 31, 2026	48,157,467	4,816	9,477,021	-	(543,340)	(8,264,574)	673,923

See accompanying notes to the interim financial statements.

Timeplast, Inc. | Interim Financial Statements (Unaudited)	F-3

Timeplast, Inc.

Statements of Cash Flows

For the Eight Months Ended August 31, 2026 and 2025

(USD $, unaudited)

	2026	2025
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(1,222,892)	$(2,168,925)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	26,740	16,682
Amortization expense	7,471	7,471
Non-cash operating lease cost (ROU asset amortization)	32,763	15,545
Changes in operating assets and liabilities:
Accounts receivable	-	20,865
Inventory	(48,672)	14,603
Due from officer	(409)	(1,832)
Prepaid expenses	4,326	-
Accrued expenses	1,039	196,763
Deferred revenue	(35,066)	-
Credit cards	(1,013)	15,232
Other current liabilities	-	(169)
Operating lease liabilities	(37,341)	(15,797)
Net cash used in operating activities	(1,273,054)	(1,899,562)

CASH FLOW FROM INVESTING ACTIVITIES
Purchases of property and equipment	(65,005)	(64,105)
Purchases of intangibles (patent and trademark costs)	(9,742)	(16,711)
Net cash used in investing activities	(74,747)	(80,816)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock, net of issuance costs	-	3,871,934
Collection of offering proceeds held by broker-dealer escrow agent	208,463	-
Net cash provided by financing activities	208,463	3,871,934

Change in Cash	(1,139,338)	1,891,556
Cash, beginning of period	1,291,507	67,867
Cash, end of period	$152,169	$1,959,423

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest	-	-
Cash paid during the period for income taxes	-	-
Cash paid for amounts included in measurement of lease liabilities	34,608	17,304
Non-cash investing and financing activities:
Right-of-use asset obtained in exchange for operating lease liability	-	97,604
Common stock issued for proceeds held by broker-dealer escrow agent	-	400,578
Offering fees, escrow charges and refunds settled against escrow proceeds	196,813	-

See accompanying notes to the interim financial statements.

Timeplast, Inc. | Interim Financial Statements (Unaudited)	F-4

Timeplast, Inc.

Notes to the Interim Financial Statements

As of August 31, 2026 and for the Eight Months Ended August 31, 2026 and 2025 (Unaudited)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Timeplast, Inc. (the "Company") was originally formed on December 3, 2013, in the state of Florida as Bioplast LLC, changed its name to Timeplast LLC on January 16, 2016, converted into a C corporation named Timeplast Inc. on December 20, 2021, and converted from a Florida corporation to a Delaware corporation on February 5, 2024. The Company's headquarters are located at 1000 Belle Ave, Unit 1040, Winter Springs, Florida. The Company is a chemical technology company that specializes in the creation of innovative pathways for the polymerization, copolymerization, and depolymerization of bio-based and synthetic chains, and sells water-soluble, time-programmable alcohol-based polymer products, including its TimeMass functional 3D-printing filaments, through its online store and other channels.

The accompanying interim financial statements are unaudited and have been prepared by management in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information, on a basis consistent with the Company's audited financial statements for the year ended December 31, 2025. The statements of operations, changes in stockholders' equity and cash flows for the eight months ended August 31, 2025 are presented for comparative purposes; they were prepared by management from the Company's accounting records for that period using the same accounting policies and classifications as 2026. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included. The results of operations for the eight months ended August 31, 2026 are not necessarily indicative of the results to be expected for the full year ending December 31, 2026. The balance sheet as of December 31, 2025 has been derived from the audited financial statements. These interim financial statements should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2025.

2. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $1,222,892 for the eight months ended August 31, 2026, used $1,273,054 of cash in operating activities during the period, has an accumulated deficit of $8,264,574 and had cash of $152,169 as of August 31, 2026. Net cash used in operating and investing activities averaged approximately $168,000 per month during the period. These conditions indicate that a material uncertainty exists that casts substantial doubt on the Company's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

In September 2026, management implemented cost reductions intended to lower monthly cash expenditures to approximately $50,000, including pausing paid digital-marketing programs, reducing contract and administrative staff, suspending raw-material and equipment purchases, and capping legal and discretionary spending. The Company intends to fund operations through its proposed offering under Regulation A, which has no minimum offering amount, through revenue and, if needed, through debt financing. Because these plans depend principally on raising additional capital that is not assured, management has concluded that its plans do not alleviate the substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's significant accounting policies are described in Note 2 to the audited financial statements for the year ended December 31, 2025 and have been applied consistently in both interim periods presented. Policies of particular relevance to the interim periods are summarized below.

Use of estimates. The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts. Significant estimates in these interim statements include the carrying amount of inventory, which is based on management's count and estimate of quantities on hand, the useful lives of property and equipment and intangible assets, and the operating lease liability and right-of-use asset. Actual results could differ from those estimates.

Cash. Cash includes demand deposits at a financial institution, the Company's PayPal balance and transfers from PayPal in transit to the Company's bank account. At August 31, 2026 the Company's bank balance did not exceed the FDIC insured limit.

Timeplast, Inc. | Interim Financial Statements (Unaudited)	F-5

Revenue recognition. Revenue is recognized under ASC 606 at the point in time when control of products transfers to the customer, generally upon shipment for online and wholesale orders and upon delivery for monthly subscription filaments. Amounts collected before the related performance obligation is satisfied are recorded as deferred revenue (a contract liability). Revenue is reported net of refunds and chargebacks and before payment-processing fees; processing fees charged by the Company's payment processors are included in general and administrative expenses. Online-store revenue for the eight months ended August 31, 2025 was recorded in the Company's accounting records at the amounts settled by Stripe, which are net of Stripe processing fees. To present both periods on the same basis, Stripe processing fees for the 2025 period of $4,881, estimated by applying the Company's 2026 effective Stripe fee rate of 4.95% of net online-store revenue, have been added to both revenue and general and administrative expenses for that period, with no effect on net loss.

Inventory. Inventory consists of raw materials, packaging materials and finished products and is stated at the lower of cost (first-in, first-out) and net realizable value. Purchases are recorded in cost of goods sold, and the carrying amount of inventory at each period end is based on management's count and estimate of quantities on hand at cost.

Property and equipment. Property and equipment are stated at cost and depreciated on a straight-line basis over estimated useful lives of five to seven years for furniture and equipment, depending on the type of asset, and five years for vehicles. Individual items costing $2,500 or more are capitalized; lesser items are expensed. Improvements that extend the use of vehicles are capitalized and depreciated over five years.

Intangible assets. Patent and trademark costs, including legal costs of prosecuting applications, are capitalized and amortized on a straight-line basis over 15 to 17 years once the related patent or registration issues. Costs of pending applications are not amortized.

Capital-raising costs. Commissions and other costs directly attributable to completed equity issuances are recorded as a reduction of proceeds. Other capital-raising costs, including platform, marketing, advisory and broker-dealer consulting fees and costs related to the Company's proposed offering under Regulation A, are expensed as incurred and included in general and administrative expenses, consistent with the Company's audited 2025 financial statements.

Other income. Credit card rewards redeemed are presented in other income.

Net loss per share. Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is the same as basic because the Company had no options, warrants, convertible securities or other potentially dilutive instruments outstanding during either period.

Common stock. The Company's common stock has a par value of $0.0001 per share. Common stock is presented at the par value of the shares outstanding, with the excess of the consideration received over par value presented as additional paid-in capital (Note 10).

Emerging growth company. As disclosed in its offering statement, the Company has elected to use the extended transition period available to emerging growth companies under Section 107 of the JOBS Act for complying with new or revised accounting standards. Management does not expect recently issued accounting standards to have a material effect on the Company's financial statements.

4. REVENUE

All revenue is product revenue recognized at a point in time, substantially all from customers in the United States. Revenue by sales channel for the eight months ended August 31 was as follows:

Channel	2026	2025
Online store (Stripe), net of refunds and disputes	287,153	98,550
PayPal	24,047	21,787
PayPal refunds and chargebacks	(456)	(343)
Amazon	1,142	-
eBay	317	610
Other	-	113
Recognized from deferred revenue at December 31, 2025	35,066	-
Write-off of receivable recorded at December 31, 2024	-	(20,865)
Net revenue	$347,269	$99,852

Timeplast, Inc. | Interim Financial Statements (Unaudited)	F-6

Deferred revenue of $35,066 at December 31, 2025, consisting of $5,917 of subscription orders charged in 2025 and delivered in early 2026 and $29,149 of advance payments for non-subscription orders, was recognized as revenue in 2026 as the related products were delivered. No deferred revenue was recorded at August 31, 2026 or August 31, 2025. In January 2025, the Company wrote off $20,865 of accounts receivable carried at December 31, 2024 that it determined did not represent amounts due from customers; the write-off is presented as a reduction of revenue for the eight months ended August 31, 2025.

Payment-processing fees included in general and administrative expenses were $15,296 for 2026 and $5,860 for 2025 (2025 Stripe fees as described in Note 3).

5. INVENTORY

Inventory of $135,950 at August 31, 2026 consisted of raw materials, custom shipping boxes, custom filament spools and other production materials of $120,000 and 2,900 Time Pens held for resale of $15,950 (at their cost of $5.50 per unit; Note 9), based on management's count and estimate of quantities on hand at cost. Inventory was $87,278 at December 31, 2025. Purchases of raw materials and production supplies, principally from overseas suppliers, totaled $90,988 for the eight months ended August 31, 2026 and $42,622 for the eight months ended August 31, 2025. During the 2025 period inventory decreased from $64,603 at December 31, 2024 to $50,000, based on management's count at June 30, 2025.

6. PROPERTY AND EQUIPMENT

	August 31, 2026	December 31, 2025
Office furniture & equipment	229,356	179,698
Vehicles	32,768	17,421
Property and equipment, at cost	262,124	197,119
Accumulated depreciation	(68,800)	(42,060)
Property and equipment, net	193,324	155,059

Additions during the eight months ended August 31, 2026 of $65,005 consisted of a filament extruder and audio equipment ($29,053), computer and camera equipment ($20,605) and a cargo upfit of the Company's pickup truck ($15,347). Additions during the eight months ended August 31, 2025 of $64,105 consisted of filament extrusion equipment ($49,537), an office computer ($8,642) and factory furniture ($5,926). Depreciation expense was $26,740 and $16,682 for the eight months ended August 31, 2026 and 2025, respectively.

7. INTANGIBLE ASSETS

	August 31, 2026	December 31, 2025
Patents & trademarks	227,226	217,484
Accumulated amortization	(36,781)	(29,310)
Intangible assets, net	190,445	188,174

The Company capitalized patent and trademark prosecution costs related to pending applications of $9,742 and $16,711 during the eight months ended August 31, 2026 and 2025, respectively. Amortization expense was $7,471 in each period. Estimated amortization expense is approximately $3,735 for the remainder of 2026 and $11,206 per year for each of the years 2027 through 2030. Pending applications include a U.S. utility patent application filed in April 2025 that is jointly owned with String Cubed (Note 9); the parties intend to agree on ownership, prosecution responsibility and cost allocation for that application in an addendum to their Master Agreement.

Timeplast, Inc. | Interim Financial Statements (Unaudited)	F-7

8. LEASES

The Company leases its Winter Springs, Florida facility from Belle Ave, LLC under an operating lease entered into in April 2025 that commenced on May 1, 2025 and ends April 30, 2027. On commencement, the Company recognized a right-of-use asset and lease liability of $97,604, measured at the 4.93% incremental borrowing rate. Operating lease cost was $34,356 for the eight months ended August 31, 2026 and $17,052 for the four months ended August 31, 2025; general and administrative expenses for the 2025 period also include $3,800 of short-term rent for the Company's former facility. During the eight months ended August 31, 2026, nine monthly payments totaling $38,934 were applied to the lease liability: the January 2026 payment, which was made in December 2025 and included in prepaid expenses at December 31, 2025, and eight payments of $4,326 made from January 27 through August 27, 2026, the last of which paid the September 2026 rent. Cash paid during the period for amounts included in the measurement of the lease liability was therefore $34,608 (2025: $17,304). The lease liability decreased from $67,120 at December 31, 2025 to $29,779 at August 31, 2026 after the payments applied and interest accretion of $1,593. As of August 31, 2026 the remaining lease term was eight months and the discount rate was 4.93%. Because all remaining payments fall due within twelve months, the entire lease liability is classified as current. Future minimum lease payments as of August 31, 2026 were:

Year ending December 31,	Undiscounted cash flows
2026 (October - December)	12,978
2027 (January - April)	17,304
Total undiscounted lease payments	30,282
Less: imputed interest	(503)
Present value of operating lease liabilities	29,779

9. RELATED PARTY TRANSACTIONS

Due from officer. As of August 31, 2026, the Company had a due from officer balance of $6,315, representing amounts paid by the Company on behalf of its Chief Executive Officer, principally personal loan payments and other personal payments, which are reimbursable to the Company. The balance is unsecured, non-interest bearing and due on demand, and was repaid on October 9, 2026 (Note 13). The due from officer balance of $5,906 at December 31, 2025, which represented amounts advanced to the Chief Executive Officer for business-related expenditures, was repaid in April 2026. In January 2026, the Chief Executive Officer's personal credit card funded a $4,000 marketing payment made through the Company's PayPal account; the Company reimbursed him the same day. During the eight months ended August 31, 2025, the Company paid $1,832 of personal expenses on behalf of its Chief Executive Officer, which were recorded as due from officer.

String Cubed, Inc. String Cubed, Inc. ("String Cubed") is wholly owned and controlled by the Company's founder and Chief Executive Officer and is therefore a related party. Under the Monthly Filament Development Agreement dated July 22, 2025, the Company pays String Cubed a development fee of $989 per month for one new filament formulation per month. Research and development expense includes development fees to String Cubed of $7,912 for the eight months ended August 31, 2026, of which $989 was accrued and unpaid at August 31, 2026, and $3,956 for the eight months ended August 31, 2025 (four monthly payments of $989 beginning May 30, 2025). On April 2, 2026, the Company paid String Cubed $16,500 for 3,000 Time Pens delivered to the Company for resale, of which 2,900 were held in inventory at August 31, 2026. Total amounts paid or accrued to String Cubed for the eight months ended August 31, 2026 were $24,412, of which $989 was payable at August 31, 2026.

Effective August 4, 2026, the Company and String Cubed entered into a Master Collaboration, Confirmation, Exclusive License, Manufacturing and Supply Agreement, executed by both companies on August 28, 2026, which confirms and restates the parties' January 2024 and July 2025 agreements, grants the Company an exclusive, perpetual, worldwide license to Manifester-related technologies, and establishes hardware manufacturing, materials supply and revenue-allocation arrangements for the Manifester program. The agreement was approved by the Company's sole director and by holders of a majority of the Company's outstanding shares acting by written consent. No amounts other than those described above were paid or payable to String Cubed during the periods presented.

Timeplast, Inc. | Interim Financial Statements (Unaudited)	F-8

10. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company's common stock has a par value of $0.0001 per share. On June 15, 2026, the Company amended and restated its Certificate of Incorporation to increase the number of authorized shares of common stock from 50,000,000 to 60,000,000. As of August 31, 2026 and December 31, 2025, 48,157,467 shares of common stock were issued and outstanding. The Company did not issue any shares during the eight months ended August 31, 2026. The Company has filed an offering statement on Form 1-A for a proposed offering under Regulation A, which had not been qualified as of the date of these financial statements.

Presentation of common stock. The audited balance sheet as of December 31, 2025 presented common stock as a single amount of $9,481,837. In these interim financial statements, the par value of the shares outstanding ($4,816) is presented as common stock and the remainder ($9,477,021) as additional paid-in capital, for both dates presented and in the statements of changes in stockholders' equity. This change in presentation has no effect on total stockholders' equity, net loss or cash flows.

Net loss per share. The weighted-average number of common shares outstanding was 48,157,467 for the eight months ended August 31, 2026, during which no shares were issued, and 46,257,317 for the eight months ended August 31, 2025, which treats the 2,509,859 shares issued in the 2024-2025 Regulation Crowdfunding offering as outstanding from the dates of the respective closings during that period. Basic and diluted net loss per share were $(0.03) and $(0.05), respectively. There were no potentially dilutive securities outstanding in either period.

2025 offering. The Company's 2024-2025 offering under Regulation Crowdfunding, conducted through DealMaker Securities LLC as broker-dealer at $1.89 per share, closed in July 2025. During the eight months ended August 31, 2025, the Company issued 2,509,859 shares of common stock, including bonus shares, for gross proceeds of $4,644,513, which include a $67,391 remittance received from StartEngine in June 2025, less issuance costs of $389,054 (the broker-dealer's 8.5% commission on the Regulation Crowdfunding proceeds), and collected the $17,053 subscription receivable outstanding at December 31, 2024. Cash proceeds received through August 31, 2025 were $3,871,934, and $400,578 of proceeds was held by the escrow agent at August 31, 2025. Amounts payable from the escrow balance for broker-dealer fees, escrow-agent fees and investor cancellations related to the capital raised, totaling $196,763, were accrued and are included in general and administrative expenses for the 2025 period, consistent with the audited 2025 financial statements.

Broker-dealer settlement. As of December 31, 2025, the Company had a due from broker-dealer of $405,276 and accrued offering fees of $196,763 related to its 2025 crowdfunding offering. On February 19, 2026, $208,463 was remitted to the Company in cash, and the remainder was applied under the broker-dealer's February 2026 final disbursement reconciliation to the broker-dealer's fees, escrow-agent fees, refunds of investor cancellations and $50 of bank transfer charges, settling the receivable in full and extinguishing the accrued fees. The cash collected is presented as a financing inflow and the amounts settled by offset as a non-cash transaction.

11. INCOME TAXES

The Company recorded no income tax provision or benefit for the eight months ended August 31, 2026 or 2025. The net operating loss generated during the 2026 period, estimated at approximately $1.2 million, increases the Company's deferred tax assets by approximately $330,000, which are fully offset by a valuation allowance because management has determined that it is more likely than not that the deferred tax assets will not be realized; the same assessment applied in the 2025 period. Federal net operating loss carryforwards do not expire and are subject to an 80% taxable-income limitation. The Company had no unrecognized tax benefits as of August 31, 2026.

Timeplast, Inc. | Interim Financial Statements (Unaudited)	F-9

12. COMMITMENTS AND CONTINGENCIES

Litigation. In May 2024, stockholders then representing 20.4% of the Company's outstanding common stock filed a complaint against the Company and its Chief Executive Officer seeking a declaratory judgment on certain corporate governance matters and asserting claims against the Chief Executive Officer. The Company entered into a settlement agreement to resolve this matter under which it amended its bylaws, agreed to elect a slate of directors agreed with the plaintiffs when economically feasible, and paid $60,000 to one of the plaintiff stockholders in July and August 2025, which is included in general and administrative expenses for the eight months ended August 31, 2025. On June 30, 2026, the court entered an order approving the parties' joint stipulation and dismissing with prejudice all claims in the November 2025 breach-of-contract action described in the Company's offering circular; the Company paid no damages, settlement amount or other consideration in connection with the dismissal. Other than the matters described in this note, management is not aware of any pending or threatened litigation that it expects to have a material adverse effect on the Company's liquidity, financial position or results of operations.

Contingent settlement payment. Under a 2025 settlement agreement, the Company is obligated to make an additional $300,000 payment contingent upon the occurrence of a future initial public offering event. The payment has not been accrued because the triggering event has not occurred and the obligation is not considered probable. If it became payable, the payment would be material to the Company's liquidity and financial position.

Other commitments. The Company's lease commitments are described in Note 8. The Monthly Filament Development Agreement with String Cubed may be terminated by either party upon 30 days' written notice.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 14, 2026, the date the financial statements were available to be issued. On October 9, 2026, the Chief Executive Officer transferred $6,315 to the Company in repayment of the due from officer balance outstanding at August 31, 2026 (Note 9). In September 2026 the Company implemented the cost reductions described in Note 2. During September and October 2026 the Company continued to respond to comments from the staff of the Securities and Exchange Commission on its offering statement on Form 1-A. There have been no other events or transactions during this period that would have a material effect on these financial statements.

Timeplast, Inc. | Interim Financial Statements (Unaudited)	F-10

TIMEPLAST, INC.

Audited Financial Statements

Years Ended December 31, 2025

and

December 31, 2024

Index to Financial Statements

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors
Timeplast, Inc.

Winter Springs, Florida

Opinion

We have audited the financial statements of Timeplast, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders’ equity, and cash flows (collectively, the “financial statements”) for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company incurred a net operating loss of $2,782,176 for the year ended December 31, 2025, has an accumulated deficit of $7,041,682 as of December 31, 2025, and is dependent upon generating sufficient revenues and obtaining additional financing to meet its obligations. These conditions indicate that a material uncertainty exists that casts significant doubt on the Company’s ability to continue as a going concern. Management’s evaluation of these conditions and its plans regarding these matters are described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp*

April 30, 2026, except for Note 8, Related Party Transactions - String Cubed, Inc., as to which the date is June 26, 2026, and Notes 1, 2, 5, 9, 10 and 11, as to which the date is August 28, 2026.

Calabasas, California

Timeplast Inc.

Balance Sheets

As of December 31,	2025	2024
(USD $ in Dollars)
ASSETS
Current Assets:
Cash	$1,291,507	$67,867
Inventory	87,278	64,603
Accounts receivable	-	20,865
Due from officer	5,906	-
Due from broker-dealer	405,276	-
Prepaid expenses	4,326	-
Total Current Assets	1,794,293	153,335

Property and equipment, net	155,059	91,294
Right-of-use assets - operating leases	66,616	-
Intangibles, net	188,174	161,359

Total Assets	$2,204,142	$405,988

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accrued expenses	$196,763	$-
Deferred revenue	35,066	-
Credit cards	8,378	1,740
Lease obligation - operating leases - current	49,897	-
Other current liabilities	-	169
Total Current Liabilities	290,104	1,909

Lease obligation - operating leases - noncurrent	17,223	-
Total Liabilities	307,327	1,909

STOCKHOLDERS' EQUITY
Common Stock	9,481,837	4,837,324
Subscription receivable	-	(17,053)
Equity issuance costs	(543,340)	(154,286)
Accumulated deficit	(7,041,682)	(4,261,906)
Total Stockholders' Equity	1,896,815	404,079

Total Liabilities and Stockholders' Equity	$2,204,142	$405,988

See accompanying notes to financial statements.

Timeplast Inc.

Statements of Operations

For Fiscal Years Ended December 31,	2025	2024
(USD $ in Dollars)
Net Revenue	$171,108	$48,529
Cost of Goods Sold	141,866	29,306
Gross Profit	29,242	19,223

Operating expenses
General and Administrative	1,997,718	1,062,965
Research and Development	201,611	236,289
Sales and Marketing	612,089	130,817
Total operating expenses	2,811,418	1,430,071

Net Operating Loss	(2,782,176)	(1,410,848)

Interest Expense	-	(3,373)
Other Income	2,400	35
Loss before provision for income taxes	(2,779,776)	(1,414,186)
Benefit/(Provision) for income taxes	-	-
Net Loss	$(2,779,776)	$(1,414,186)

See accompanying notes to financial statements.

Timeplast Inc.

Statements of Changes in Stockholders’ Equity

For Fiscal Years Ended
	Common Stock		Capital	Equity issuance	Subscription	Accumulated	Total Shareholders'
(in , $US)	Shares	Amount	Draw	costs	receivables	Deficit	Equity
Balance—December 31, 2023	45,356,622	$4,419,076	$(2,520)	$(118,734)	$-	$(2,845,200)	$1,452,622
Closure of capital draw	-	-	2,520	-		(2,520)	-
Issuance of common shares	290,986	418,248	-	(35,552)	(17,053)	-	365,643
Net loss	-	-	-	-	-	(1,414,186)	(1,414,186)
Balance—December 31, 2024	45,647,608	4,837,324	-	(154,286)	(17,053)	(4,261,906)	404,079
Issuance of common shares	2,509,859	4,644,513	-	(389,054)	17,053	-	4,272,512
Net loss	-	-	-	-	-	(2,779,776)	(2,779,776)
Balance—December 31, 2025	48,157,467	$9,481,837	$-	$(543,340)	$-	$(7,041,682)	$1,896,815

See accompanying notes to financial statements.

Timeplast Inc.

Statements of Cash Flows

For Fiscal Years Ended December 31,	2025	2024
(USD $ in Dollars)
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(2,779,776)	$(1,414,186)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization expense	11,206	11,020
Depreciation expense	27,551	11,025
Non-cash rent expense	504	-
Changes in operating assets and liabilities:
Accounts Receivable	20,865	(17,655)
Inventory	(22,675)	(64,603)
Due from officer	(5,906)	-
Due from broker-dealer	(405,276)	-
Prepaid expenses	(4,326)	-
Accrued expenses	196,763	-
Deferred revenue	35,066	-
Accrued interest on convertible note	-	(150,000)
Credit cards	6,638	1,740
Other current liabilities	(169)	(15,323)
Net cash used in operating activities	(2,919,535)	(1,637,982)

CASH FLOW FROM INVESTING ACTIVITIES
Purchases of intangibles	(38,021)	(59,030)
Purchases of property and equipment	(91,316)	(88,382)
Net cash used in investing activities	(129,337)	(147,412)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issuance of common shares	4,272,512	365,643
Convertible Notes, repayment	-	(500,000)
Net cash provided by /(used in) financing activities	4,272,512	(134,357)

Change in Cash	1,223,640	(1,919,751)
Cash —beginning of year	67,867	1,987,618
Cash —end of year	$1,291,507	$67,867

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$-	$(153,373)
Cash paid during the year for income taxes	$-	$-

See accompanying notes to financial statements.

Timeplast Inc.

Notes to Financial Statements

As of and For the Years Ended to December 31, 2025, AND December 31, 2024

1.	NATURE OF OPERATIONS

Timeplast Inc. was originally formed on December 3, 2013, in the state of Florida, as Bioplast LLC. On January 16, 2016, the company changed its name from Bioplast LLC to Timeplast LLC. On December 20, 2021, the company converted from an LLC into a C Corp and changed its name from Timeplast LLC to Timeplast Inc. On February 5, 2024, the Company converted from a Florida Corporation to a Delaware Corporation. The financial statements of Timeplast Inc. (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Company’s headquarters are located in Winter Springs, Florida.

Timeplast Inc. is a chemical technology company that specializes in the creation of innovative pathways for the polymerization, copolymerization, and depolymerization of bio-based and synthetic chains, with the goal to push forward a global transition to sustainable materials.

2.	summary of SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, and December 31, 2024, the Company’s cash and cash equivalents exceeded FDIC insured limits by $1,041,311 and $0, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable and Allowance for Allowance for Expected Credit Loss

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

Timeplast Inc.

Notes to Financial Statements

As of and For the Years Ended to December 31, 2025, AND December 31, 2024

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Office Furniture & Equipment	5-7 years
Vehicles	5 years

Intangibles

Intangible assets with finite lives, such as patents, are amortized on a straight-line basis over their estimated useful lives. Intangible assets are reviewed for impairment annually or whenever events indicate that the carrying amount may not be recoverable. If the carrying amount exceeds the fair value, an impairment loss is recognized.

Estimated useful lives for intangibles are as follows:

Category	Useful Life
Patents&Trademarks	15-17 years

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company records deferred revenue (contract liabilities) when cash payments are received or due in advance of the Company’s performance under the contract. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Timeplast Inc.

Notes to Financial Statements

As of and For the Years Ended to December 31, 2025, AND December 31, 2024

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

The Company earns revenues from the sale of liquid additive depolymerization/upcycling technology, water soluble alcohol-based plastic, and non-soluble alcohol-based plastic.

Subscription arrangements. The Company offers a monthly filament subscription, launched in July 2025, under which a subscriber receives one newly developed 350-gram TimeMass filament spool each month, together with an accompanying product card and related project information, for a fixed fee of $19.99 per month plus applicable sales tax, with shipping included. The delivery of each monthly filament (with its accompanying product information, which is not distinct) is a single performance obligation, and the transaction price allocated to each monthly delivery is the monthly subscription fee. Revenue for each monthly delivery is recognized at the point in time when control of the filament transfers to the subscriber upon delivery. Subscribers are charged when the monthly order is generated, before shipment; amounts collected for orders not yet delivered are recorded as deferred revenue (a contract liability) and are recognized as revenue when the related delivery occurs. Subscriptions renew monthly and may be cancelled by the subscriber effective for periods not yet billed. Of the Company’s deferred revenue of $35,066 as of December 31, 2025 ($0 as of December 31, 2024), $5,917 related to 297 subscription orders charged during 2025 and delivered in early 2026, and the remaining $29,149 represented advance payments received from customers for non-subscription orders for which the applicable performance obligations had not yet been satisfied as of December 31, 2025; those amounts remain deferred until control of the applicable goods transfers to the customer or the relevant performance obligation is otherwise satisfied. Because the beginning-of-period contract liability balance was $0, no revenue was recognized during the year ended December 31, 2025 or 2024 from amounts included in deferred revenue at the beginning of the period. Of the Company’s net revenue of $171,108 for the year ended December 31, 2025, $29,945 was attributable to subscription filament sales delivered during 2025 and $141,163 was attributable to non-subscription product sales; all of the Company’s net revenue of $48,529 for the year ended December 31, 2024 was non-subscription product revenue, as the subscription program launched in July 2025.

Wholesale arrangements. For wholesale transactions, shipments are made FOB shipping point. Title and risk of loss transfer to the customer upon shipment, and revenue is accordingly recognized upon shipment, when control transfers; the Company is not responsible for product after it leaves the Company’s facility, other than for factory defects. The Company’s only continuing obligation after shipment is the replacement of factory-defective product, which has not been material.

Cost of sales

Costs of goods sold include the cost of equipment sold, packing materials, freight and delivery, and other variable and fixed overheads.

Research and Development Costs

Costs incurred in research and development of the Company’s product are expensed as incurred. Research and development costs for the years ended December 31, 2025, and December 31, 2024, amounted to $201,611 and $236,289, which are included in research and development costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $612,089 and $130,817, which is included in sales and marketing expenses.

Equity Issuance Costs

Equity issuance costs are costs directly attributable to the issuance of equity securities, including common stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with the issuance of equity securities. These costs have been recorded as a reduction of the proceeds, resulting in a net increase to Additional Paid-In Capital.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

Timeplast Inc.

Notes to Financial Statements

As of and For the Years Ended to December 31, 2025, AND December 31, 2024

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 28, 2026, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased assets (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Timeplast Inc.

Notes to Financial Statements

As of and For the Years Ended to December 31, 2025, AND December 31, 2024

3.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of Years Ended December 31,	2025	2024
Office Furniture & Equipment	$179,698	$88,383
Vehicles	17,421	17,421
Fixed assets, at Cost	197,119	105,804
Accumulated depreciation	(42,060)	(14,510)
Fixed assets, Net	$155,059	$91,294

Depreciation expense for the years ended December 31, 2025, and 2024 was $27,551 and $11,025, respectively.

4.	INTANGIBLE ASSETS

Intangible assets consist of the following:

As of Years Ended December 31,	2025	2024
Patents & Trademarks	$217,484	$179,463
Intangible assets, at cost	217,484	179,463
Accumulated amortization	(29,310)	(18,104)
Intangible assets, net	$188,174	$161,359

Amortization expense for the years ended December 31, 2025, and 2024 was $11,206 and $11,020, respectively.

Estimated annual amortization expense subsequent to December 31, 2025, is as follows:

Period	Amortization Expense
2026	$11,206
2027	11,206
2028	11,206
2029	11,206
2030	11,206
Thereafter	132,144
Total	$188,174

5.	CAPITALIZATION and equity transactions

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Shares with no par value. As of December 31, 2025, and December 31, 2024, 48,157,467 and 45,647,608 shares have been issued and are outstanding.

Timeplast Inc.

Notes to Financial Statements

As of and For the Years Ended to December 31, 2025, AND December 31, 2024

During the year ended December 31, 2025, the Company raised capital via crowdfunding through a broker-dealer. As of December 31, 2025, the Company had a due from broker-dealer of $405,276 and a consulting fee payable of $196,763 related to the capital raised. Of this amount, $208,463 was remitted to the Company in cash on February 19, 2026, and the remainder was applied under the broker-dealer’s February 2026 final disbursement reconciliation to the broker-dealer’s fees ($189,924), escrow-agent fees ($2,775), refunds of pending investor cancellations returned to those investors ($4,063), and bank transfer charges ($50), settling the receivable in full and extinguishing the accrued consulting fee payable. No amounts remain due from or to the broker-dealer in respect of the offering.

6.	DEBT

Convertible Note(s)

On January 3, 2024, the Company repaid all outstanding convertible notes, including accrued interest.

7.	Income Taxes

The provision for income taxes for the year ended December 31, 2025, and December 31, 2024, consists of the following:

For The Year Ended December 31,	2025	2024
Net Operating Loss	$(750,540)	$(381,830)
Valuation Allowance	750,540	381,830
Net Provision for income tax	$-	$-

Significant components of the Company’s deferred tax assets and liabilities on December 31, 2025, and December 31, 2024, are as follows:

As of December 31,	2025	2024
Net Operating Loss	(1,839,019)	(1,088,479
Valuation Allowance	1,839,019	1,088,479
Total Deferred Tax Asset	$-	$-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025, and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss (“NOL”) carryforwards of $6,811,181, and the Company had state net operating loss (“NOL”) carryforwards of approximately $6,811,181. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

Timeplast Inc.

Notes to Financial Statements

As of and For the Years Ended to December 31, 2025, AND December 31, 2024

8.	Related Party

The Company enters into transactions with related parties in the normal course of business. Related parties include officers of the Company and entities controlled by, or under common control with, such individuals.

Due from Officer

As of December 31, 2025, the Company had a due from officer balance of $5,906, which represents amounts advanced by the Company to its Chief Executive Officer for business-related expenditures. The balance was unsecured, non-interest bearing, and due on demand.

There was no due from officer balance outstanding as of December 31, 2024.

Related Party Research and Development Transactions

During the year ended December 31, 2025, the Company entered into a related party transaction for research and development materials with an entity that is related through common control with a Company officer. Total purchases of research and development materials from this related party amounted to $7,912 for the year ended December 31, 2025. Such purchases were made in the ordinary course of business and were priced on terms management believes are comparable to those that could be obtained from unaffiliated third parties.

No amounts were payable to the related party for research and development materials as of December 31, 2025.

String Cubed, Inc.

Timeplast, Inc. has entered into certain transactions with String Cubed, Inc. (“String Cubed”), an entity wholly owned and controlled by Manuel Rafael Rendon, who also serves as the founder and Chief Executive Officer of Timeplast. Accordingly, String Cubed constitutes a related party.

String Cubed was established as a separate company to pursue the development of analog computing, advanced additive manufacturing technologies, functional 3D printing filament systems, analog computing applications, and related intellectual property. Management determined that these activities involved a substantially different business model, commercialization strategy, technology roadmap, and risk profile than Timeplast’s primary business of developing and commercializing materials intended to replace conventional plastics in packaging, single-use products, bottles, thermoformed products, and similar applications.

String Cubed and Timeplast are separate legal entities and maintain separate books and records. Pursuant to the agreements described below, String Cubed retains ownership of technology and intellectual property developed by String Cubed unless otherwise specified by contract. On January 20, 2024, Timeplast entered into a Development and Technology Transfer Agreement with String Cubed. In exchange for a cash payment of $69,350, String Cubed agreed to develop an initial design phase for two applications for Timeplast:

●	an application utilizing electrosublimation for hydrolyzed materials such as Timeplast’s active resin, which resulted in the development of TimeMass Sublimation filament; and

●	a 4-dimensional capsule for planting and growing seeds without human intervention, which resulted in the technology used in connection with TimeMass Plant vitamin filament.

Under the agreement, String Cubed also provided Timeplast with a non-exclusive, royalty-free license to two of String Cubed’s patented technologies for the purpose of developing and utilizing the applications described in the agreement. Because the license is non-exclusive, String Cubed retains ownership of its technology and remains free to license its technology to others, including potential competitors. Timeplast also agreed to indemnify and hold harmless String Cubed and its directors, officers, and employees from and against claims, damages, or liabilities arising from Timeplast’s use of the technologies and applications developed under the agreement.

In addition, Timeplast entered into a Monthly Filament Development Agreement with String Cubed dated July 22, 2025. Under that agreement, String Cubed agreed to: (a) develop and provide one filament formulation per month for evaluation, testing, demonstration, and commercial distribution by Timeplast; (b) perform research, development, formulation, and optimization activities related to such filament; and (c) provide reasonable technical support regarding the filament formulations supplied under the agreement.

String Cubed also granted Timeplast a non-exclusive, non-transferable, revocable license to use, market, distribute, and sell the filament formulations during the term of the agreement. As compensation, Timeplast pays String Cubed a monthly development fee of $989. The agreement can be terminated by either party upon 30 days’ written notice. In addition, if the filament subscription program or related commercialization activities generate material revenue, Timeplast and String Cubed have agreed to negotiate in good faith revised compensation terms, which may include increased monthly fees, royalty arrangements, profit-sharing arrangements, or other commercially reasonable compensation structures.

During the periods presented, payments made by Timeplast to String Cubed were made pursuant to the agreements described above and were recorded in accordance with their contractual terms. Management entered into the arrangements described above to obtain research, development, and technology support related to certain product development initiatives. Transactions between the parties were conducted pursuant to written agreements and were recorded in the books and records of the respective entities.

9.	Commitments and Contingencies

Operating Leases

On April 21, 2025, the Company entered into a commercial lease agreement with the Belle Ave, LLC to rent premises located in Winter Springs, Florida. The lease ends on April 30, 2027.

The operating lease cost for the years ended December 31, 2025 and 2024, were $34,104 and $0, respectively. Cash paid for the amounts included in the measurement of lease liabilities for the years ended December 31, 2025 and 2024 were $33,600 and $0, respectively.

Future minimum lease payments under operating leases as of December 31, 2025 were as follows:

Undiscounted cash flows
2026	$51,408
2027	17,304
Total undiscounted lease payments	68,712
Less: imputed interest	(1,592)
Present value of operating lease liabilities	$67,120

Timeplast Inc.

Notes to Financial Statements

As of and For the Years Ended to December 31, 2025, AND December 31, 2024

The weighted-average remaining lease term was 1.75 years and weighted-average discount rate related to the operating lease was 4.93%. The discount rate utilized to measure lease liabilities represents the Company’s incremental borrowing rate, determined based on the information available at lease commencement.

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, the Company is involved in a legal proceeding in which the Company and its CEO are defendants, and the plaintiffs have asserted derivative claims seeking a judicial declaration regarding certain corporate governance matters. The Company has responded to the complaint, rejecting the substance of the claims. Based on the available evidence and legal assessment, management does not believe the matter will have a material adverse effect on the Company’s liquidity, financial position or results of operations .

In 2025, the Company entered into settlement agreements to resolve certain legal matters. Under one agreement, the Company is obligated to pay $75,000, which was paid as of December 31, 2025. The same agreement also provides for an additional $300,000 payment contingent upon the occurrence of a future initial public offering event; as of December 31, 2025, this contingent payment has not been accrued because the triggering event had not occurred and the obligation was not considered probable. Under a second agreement, the Company was obligated to pay $100,000 in installments, which was fully paid as of December 31, 2025.

On June 30, 2026, the court entered an order approving the parties’ joint stipulation and dismissing all claims in the November 2025 breach-of-contract action described in the Company’s offering circular with prejudice; the dismissed claims cannot be refiled. The Company paid no damages, settlement amount or other consideration in connection with the dismissal and incurred only its own defense costs, and no claim relating to that matter remains pending; accordingly, management has concluded that no loss accrual is required and that no reasonably possible loss remains with respect to that matter. Management does not expect the Company’s pending legal matters to be material to the Company’s liquidity, financial position or results of operations, except that the contingent $300,000 settlement payment described above would, if it became payable, be material to the Company’s liquidity and financial position.

10.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025, through August 28, 2026, which is the date the financial statements were available to be issued. On June 15, 2026, the Company amended and restated its Certificate of Incorporation to increase the number of authorized shares of Common Stock to 60,000,000. There have been no other events or transactions during this time which would have a material effect on these financial statements.

In August 2026, the Company entered into a Master Collaboration, Confirmation, Exclusive License, Manufacturing and Supply Agreement with String Cubed, Inc., effective as of August 4, 2026, which confirms and restates the parties’ January 2024 and July 2025 agreements, grants the Company an exclusive, perpetual, worldwide license to Manifester-related technologies, and establishes hardware manufacturing, materials supply and revenue-allocation arrangements for the Manifester program, as described in Note 8. The agreement was approved by the Company’s sole director and by holders of a majority of the Company’s outstanding shares acting by written consent, and by String Cubed’s sole director and sole shareholder.

11.	GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,782,176, an accumulated deficit of $7,041,682, and liquid assets in cash of $1,291,507, which is less than a year's worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Timeplast Inc.

Notes to Financial Statements

As of and For the Years Ended to December 31, 2025, AND December 31, 2024

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

Management believes that its plans are probable of being effectively implemented; however, because those plans depend principally upon raising additional capital in an offering that has no minimum amount and upon future revenue growth that is not assured, management has concluded that its plans do not alleviate the substantial doubt about the Company’s ability to continue as a going concern for the twelve months following the date the financial statements are available to be issued.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.